UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 11, 2015

MPLX LP

(Exact name of registrant as specified in its charter)

Delaware	001-35714	45-5010536
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

200 E. Hardin Street

Findlay, Ohio 45840

(Address of principal executive offices)

(419) 672-6500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On July 11, 2015, MPLX LP (“MPLX”) and MarkWest Energy Partners, L.P. (“MWE”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MPLX GP LLC, the general partner of MPLX (“MPLX GP”), Sapphire Holdco LLC, a wholly owned subsidiary of MPLX (“Merger Sub”) and, for certain limited purposes set forth in the Merger Agreement, Marathon Petroleum Corporation, the indirect parent of MPLX and MPLX GP (“MPC”).

The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into MWE (the “Merger”), with MWE continuing as the surviving entity and a wholly owned subsidiary of MPLX. At the effective time of the Merger (the “Effective Time”), each common unit of MWE (each, a “Common Unit”) issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive (i)1.090 (the “Exchange Ratio”) common units of MPLX (the “MPLX Common Units”) representing limited partner interests in MPLX (the “Equity Consideration”) and (ii) cash in an amount obtained by dividing (A) $675,000,000 by (B) the number of Common Units (including certain converted equity awards) plus the number of Class B Units, in each case outstanding immediately prior to the Effective Time (the “Cash Consideration” and together with the Equity Consideration, the “Merger Consideration”). The Class A Units of MWE, which are all owned by wholly owned subsidiaries of MWE, issued and outstanding as of immediately prior to the Effective Time will be converted into newly created Class A Units of MPLX in accordance with the Class A exchange ratio provided in the Merger Agreement. Each Class B Unit of MWE (each, a “Class B Unit”) issued and outstanding as of immediately prior to the Effective Time will be converted into a newly created Class B Unit of MPLX.

Each phantom unit of MWE outstanding immediately prior to the Effective Time will become fully vested and converted into an equivalent number of Common Units, and such Common Units will be canceled and converted into the right to receive the Merger Consideration. As of the Effective Time, each outstanding distribution equivalent right award of MWE (“DER”) will be canceled and the holder of such canceled DER will cease to have any rights with respect to such canceled DER except the right to receive any payment in respect of any distributions occurring before the Effective Time.

The board of directors of MWE has approved and adopted the Merger Agreement and has agreed to recommend that MWE’s unitholders approve the Merger Agreement, subject to certain exceptions set forth in the Merger Agreement. MWE has also agreed not to directly or indirectly solicit competing acquisition proposals or, subject to certain exceptions with respect to unsolicited proposals, to enter into discussions concerning, or provide confidential information in connection with, any alternative business combinations. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, MWE will be required to pay MPLX a termination fee equal to $625 million.

The Merger is subject to certain customary conditions, including approval by MWE unitholders and receipt of required regulatory approvals. The Merger Agreement also contains customary representations, warranties and covenants by each of the parties thereto.

Voting Agreement

Simultaneously with the execution of the Merger Agreement, MPLX, MPLX GP, Merger Sub and M&R MWE Liberty, LLC (the “Supporting Unitholder”), which owns 7,352,691 Common Units representing approximately 3.8% of the Common Units outstanding as of July 9, 2015, entered into a voting agreement dated as of July 11, 2015 (the “Voting Agreement”). Under the terms of the Voting Agreement, the Supporting Unitholder has agreed, among other things to vote (i) in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (ii) against any alternative acquisition proposals and against any other action, agreement or transaction involving MWE that is intended, or would reasonably be expected, to prevent or materially impair the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Lock-Up Agreement

Simultaneously with the execution of the Merger Agreement, MPLX, MPLX GP, Merger Sub, MWE and each of the holders of Class B Units of MWE (collectively, the “Class B Unitholders”) entered into a lock-up agreement dated as of July 11, 2015 (the “Lock-Up Agreement”), which, among other things, restricts the ability of the Class B Unitholders to sell or otherwise transfer any MPLX Common Units until six months after the closing date of the Merger Agreement and provides the Class B Unitholders with substantially similar registration rights with respect to their Class B Units of MPLX as they currently have with respect to the Class B Units of MWE.

The foregoing summaries of the Merger Agreement, the Voting Agreement and the Lock-Up Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the agreements, which are filed as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2 to this Form 8-K and incorporated herein by reference.

Qualification of Representations and Warranties

The Merger Agreement, the Voting Agreement and the Lock-Up Agreement contain representations and warranties made by the parties thereto and solely for the benefit of the parties thereto. The assertions embodied in the representations and warranties contained in such agreements are qualified by information in confidential disclosure letters and exhibits provided by the parties to each other in connection with the signing of the agreements. While MPLX does not believe that these disclosure letters and exhibits contain information that the securities laws require the parties to publicly disclose, other than information that has already been so disclosed, if any, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in the agreements. You should not rely on the representations and warranties in the agreements as characterizations of the actual state of facts about the parties, since they were only made as of the date of the agreements and are modified in important part by the underlying disclosure letters and exhibits. Moreover, certain representations and warranties in the agreements were used for the purpose of allocating risk between MPLX and MWE rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures, if any.

Item 8.01	Regulation FD Disclosure.

On July 13, 2015, MPLX and MWE announced their entry into a definitive merger agreement pursuant to which MWE will be acquired by MPLX. The full text of the press release and related investor presentation are included as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K and is incorporated into this Item 8.01 by reference.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC and will include a proxy statement of MWE. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary.

Participants in Solicitation

MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April 23, 2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents, when available, may be obtained free of charge from MPLX or MWE using the contact information above.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”), Marathon Petroleum Corporation (“MPC”), and MarkWest Energy Partners, L.P. (“MWE”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC, MPLX and MWE. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” “objective,” “expect,” “forecast,” “plan,” “project,” “potential,” “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or MWE’s actual results to differ materially from those in the forward-looking statements include: their ability to complete the proposed merger of MPLX and MWE on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the MPLX/MWE transaction based on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the MPLX/MWE transaction; the risk that the costs savings and any other synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of their respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and execute their respective business plans; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC’s obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to their industry; and the factors set forth under the heading “Risk Factors” in MPLX’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (“SEC”); and the factors set forth under the heading “Risk Factors” in MWE’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC. Factors that could cause MPC’s actual results to differ materially from those in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX’s Form 10-K are available on the SEC website, MPLX’s website at http://ir.mplx.com or by contacting MPLX’s Investor Relations office. Copies of MPC’s Form 10-K are available on the SEC website, MPC’s website at http://ir.marathonpetroleum.com or by contacting MPC’s Investor Relations Office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.

None of MPLX, MPC or MWE undertake any duty to update any forward-looking statement except as required by law.

Item 9.01	Financial Statements and Exhibits.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of July 11, 2015 by and among MPLX LP, Sapphire Holdco LLC, MPLX GP LLC, MarkWest Energy Partners, L.P. and, for certain limited purposes set forth therein, Marathon Petroleum Corporation.

10.1	Voting Agreement, dated July 11, 2015, by and among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC and M&R MWE Liberty, LLC.

10.2	Lock-Up Agreement, dated July 11, 2015, by and among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC, MarkWest Energy Partners, L.P., M&R MWE Liberty, LLC, EMG Utica, LLC and EMG Utica Condensate, LLC.

99.1	Press Release dated July 13, 2015.

99.2	Investor Presentation dated July 13, 2015.

*	Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MPLX LP

	By:	MPLX GP LLC, its General Partner

Date: July 13, 2015

	By:	/s/ J. Michael Wilder
	Name:	J. Michael Wilder
	Title:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of July 11, 2015, by and among MPLX LP, Sapphire Holdco LLC, MPLX GP LLC, MarkWest Energy Partners, L.P. and, for certain limited purposes set forth therein, Marathon Petroleum Corporation.

10.1	Voting Agreement, dated July 11, 2015, by and among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC and M&R MWE Liberty, LLC.

10.2	Lock-Up Agreement, dated July 11, 2015, by and among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC, MarkWest Energy Partners, L.P., M&R MWE Liberty, LLC, EMG Utica, LLC and EMG Utica Condensate, LLC.

99.1	Press Release dated July 13, 2015.

99.2	Investor Presentation dated July 13, 2015.

*	Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of July 11, 2015

among

MPLX LP,

MPLX GP LLC,

Marathon Petroleum Corporation,

Sapphire Holdco LLC,

and

MarkWest Energy Partners, L.P.

- i -

- ii -

- iii -

- iv -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 11, 2015 (this “Agreement”), is by and among MarkWest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), MPLX LP, a Delaware limited partnership (“Parent”), MPLX GP LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), solely for purposes of Section 5.15, Marathon Petroleum Corporation, a Delaware corporation and the ultimate parent of Parent GP (“MPC”), and Sapphire Holdco LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub” and, with MPC, Parent and Parent GP, the “Parent Entities”). Certain terms used in this Agreement are defined in Section 8.11.

RECITALS

1. MarkWest Energy GP, LLC, the general partner of the Partnership (the “General Partner”) has (i) determined that it is in the best interests of the Partnership and its limited partners, and declared it advisable, to enter into this Agreement, (ii) consented to and approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (iii) resolved to submit the Agreement to a vote of the limited partners of the Partnership and recommend adoption of this Agreement by the limited partners of the Partnership.

2. Parent, in its capacity as the sole member of Merger Sub, and Parent GP, in its capacity as general partner of Parent, have each approved and declared advisable this Agreement and the transactions contemplated hereby.

3. In order to induce the Partnership to enter into this Agreement, and in consideration for the expected economic benefit to be received by MPC in connection with its Incentive Distribution Rights, MPC has agreed to the covenants contained in Section 5.15.

4. Concurrently with the execution of this Agreement, the holders of Class B Units have entered into (a) a voting and support agreement with Parent (the “Support Agreement”), pursuant to which, among other things, such holders have agreed to vote their Common Units in favor of adopting this Agreement, in each case on the terms and subject to the conditions provided in the Support Agreement and (b) a lock-up agreement with Parent (the “Lock-Up Agreement”) pursuant to which, among other things, such holders have agreed to certain transfer restrictions in respect of the Parent Units they will receive in connection with the Merger and to certain terms in respect of the Parent Class B Units.

5. In consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows.

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub will be merged with and into the Partnership (the “Merger”), the separate existence of Merger Sub will cease and the Partnership will continue its existence as a limited partnership under Delaware Law as the surviving entity in the Merger (the “Surviving Entity”).

Section 1.2 Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) will take place at the offices of Jones Day, 717 Texas Avenue, Suite 3300, Houston, Texas 77002 at 10:00 A.M., Central time, on the third Business Day after the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, date and time as the Partnership and Parent may agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Partnership will cause a certificate of merger, executed in accordance with the relevant provisions of the DRULPA and the DLLCA (the “Certificate of Merger”) to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Partnership and Parent in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DRULPA and DLLCA.

Section 1.5 Organizational Documents of the Surviving Entity.

(a) At the Effective Time, the certificate of limited partnership of the Partnership as in effect immediately prior to the Effective Time will remain unchanged and will be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, and thereafter may be amended as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 5.8.

(b) At the Effective Time, the Partnership Agreement as in effect immediately prior to the Effective Time will remain unchanged (except for any amendments which may be required to effect this Agreement) and will be the Partnership Agreement of the Surviving Entity.

Section 1.6 Admission of Partner. At the Effective Time, by virtue of the Merger, notwithstanding anything to the contrary in the Partnership Agreement, (a) Parent will be admitted as the sole limited partner of the Partnership and will hold all limited partner interests in the Partnership, (b) the New General Partner will be admitted as the general partner of the Partnership, and (c) the Partnership will continue without dissolution.

ARTICLE II

EFFECT ON UNITS

Section 2.1 Effect of Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Partnership, Parent GP, Parent, Merger Sub or the holder of any securities of the Partnership or Merger Sub:

(a) Merger Consideration. Subject to Section 2.1(d), Section 2.2(h) and Section 2.3, (i) each Common Unit issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive 1.09 (the “Common Unit Equity Consideration” and such ratio the “Exchange Ratio”) Parent Units and cash in an amount obtained by dividing (A) $675,000,000 by (B) the number of Common Units (including all Canceled Awards) plus the number of Class B Units, in each case outstanding immediately prior to the Effective Time (the “Cash Consideration”, and together with the Common Unit Equity Consideration, the “Common Merger Consideration”), (ii) each Class A Unit issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive (x) 1.09 Parent Class A Units plus (y) the number of Parent Class A Units equal to a fraction, the numerator of which is the Fully Diluted Cash Consideration and the denominator of which is the closing trading price of Parent Units on the trading day immediately preceding the Closing Date (the “Class A Consideration” and such ratio the “Class A Exchange Ratio”) and (iii) each Class B Unit issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive 1 Parent Class B Unit (the “Class B Consideration” and such ratio, the “Class B Exchange Ratio”). As used in this Agreement, “Fully Diluted Cash Consideration” means a fraction, the numerator of which is $675,000,000 and the denominator of which is the number of Common Units (including all Canceled Awards) plus the number of Class A Units plus the number of Class B Units, in each case outstanding immediately prior to the Effective Time.

(b) Equity of Merger Sub; Issuance of Class A Unit. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into 99 Common Units of the Partnership (as the Surviving Entity) and, together with the Class A Unit to be issued to and owned by a wholly owned Subsidiary of Parent at the Effective Time, will constitute all of the Partnership Securities after the Effective Time. Immediately following the Effective Time, the Partnership will issue one Class A Unit to a to-be-formed, wholly owned Subsidiary of Parent (the “New General Partner”), which will be the general partner of the Partnership and sole holder of Class A Units immediately after the Effective Time.

At the Effective Time, the books and records of the Partnership will be revised to reflect (i) the admission of Parent as the sole limited partner of the Partnership and the simultaneous withdrawal of all other limited partners of the Partnership, (ii) the admission of the New General Partner as the general partner of the Partnership and the simultaneous withdrawal of the General Partner, and (iii) Parent will continue the existence of the Partnership (as the Surviving Entity) without dissolution.

(c) Distribution of Class A Units. Immediately prior to the Effective Time, all Class A Units owned by the General Partner will be distributed to its sole shareholder, MarkWest Hydrocarbon, Inc.

(d) Cancellation of Parent Owned Units and General Partner Interest. Any Partnership Securities owned immediately prior to the Effective Time by Parent or any Subsidiary of Parent (excluding, for the avoidance of doubt, any Partnership Securities deemed to be beneficially owned by Parent due to its rights under the Support Agreement or Lock-Up Agreement), will be automatically canceled and will cease to exist and no consideration will be delivered in exchange for such canceled Partnership Securities, and any Partnership Securities owned by any Subsidiary of the Partnership will be exchanged for the Class A Consideration. Upon the issuance of the Class A Unit to the New General Partner pursuant to Section 2.1(b), the general partnership interest of the Partnership owned by the General Partner will be automatically canceled and will cease to exist and no consideration will be delivered in exchange for such canceled general partnership interest.

(e) Treatment of Phantom Units and DERs. (i) Prior to the Effective Time, the Partnership and the General Partner shall take such actions as are necessary (including obtaining any resolutions of the board of directors of the General Partner or, if appropriate, any committee administering the applicable Partnership Equity Plan) to ensure that each Phantom Unit that is outstanding immediately prior to the Effective Time will, contingent upon the Closing and effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holder thereof, become fully vested and converted into an equivalent number of Common Units, and such Common Units will be canceled and converted into the right to receive the Common Merger Consideration (each Phantom Unit, as so converted, a “Canceled Award”). As of the Effective Time, each DER award will be canceled and the holder of such canceled DER will cease to have any rights with respect to such canceled DER except the right to receive any payment in respect of any distributions, including Regular Distributions as expressly provided in Section 2.1(f), with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such DERs in accordance with the terms of the Partnership Equity Plan but not yet paid as of the Effective Time. As of the Effective Time, each holder of a Canceled Award will cease to have any rights with respect thereto, except the right to receive the Common Merger Consideration in accordance with the terms and conditions of this Agreement, and, if applicable, the right to receive any Regular Distributions as expressly provided in Section 2.1(f).

(ii) Notwithstanding any other provision of this Agreement to the contrary, each holder of a Canceled Award entitled to receive a fraction of a Parent Unit (after taking into account all Canceled Awards held by such holder) will be entitled to receive, otherwise in accordance with the provisions of this Section 2.1(e), a cash payment, without interest, in lieu of such fractional units, in accordance with Section 2.2(h).

(iii) Prior to the Effective Time, the Partnership shall be permitted to deliver to each holder of Phantom Units a notice, in a form reasonably acceptable to Parent, explaining the calculation of the Common Merger Consideration and otherwise setting forth such holders’ rights pursuant to the applicable Partnership Equity Plan and equity award agreements and the holders’ rights and obligations under this Agreement.

(iv) The Surviving Entity or a Subsidiary thereof shall pay all amounts payable pursuant to this Section 2.1(e) as soon as reasonably practicable (but in any event no later than 10 Business Days) after the Effective Time; provided that, Parent shall pay the aggregate Common Merger Consideration payable pursuant to this Section 2.1(e) to the Surviving Entity or applicable Subsidiary thereof immediately prior to the Effective Time for purposes of making the payments required pursuant to this Section 2.1(e)(iv), and Parent shall direct the Exchange Agent to pay the aggregate cash amounts payable pursuant to fractional units in respect of such Canceled Awards to the Surviving Entity or applicable Subsidiary thereof in accordance with Section 2.2(h). From and after the Effective Time, Parent and its Affiliates (including the Surviving Entity) shall cooperate in good faith to the extent necessary to give effect to this Section 2.1(e)(iv), including in the event payment is appropriately made through a payroll provider to an entity other than the Surviving Entity.

(f) Certificates. As of the Effective Time, all Common Units (including the Phantom Units converted into Common Units) converted into the right to receive the Common Merger Consideration, all Class A Units converted into the right to receive the Class A Consideration and all Class B Units converted into the right to receive the Class B Consideration, in each case, pursuant to this Article II will no longer be outstanding, will automatically be canceled and will cease to exist, and each holder of (x) a certificate that immediately prior to the Effective Time represented any such Common Unit, Class A Unit or Class B Unit, as applicable (a “Certificate”), and (y) a non-certificated unit represented by book-entry that immediately prior to the Effective Time represented any such Common Unit (but not including any Canceled Award or Phantom Units), Class A Unit or Class B Unit, as applicable (the “Book-Entry Units”) will cease to have any rights with respect thereto, except the right to receive the Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, any distributions to which such holder is entitled pursuant to Section 2.2(g) and cash in lieu of any fractional Parent Units to which such holder is entitled pursuant to Section 2.2(h), in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(c), without interest, and the right to be admitted as a Parent Limited Partner. In addition, holders as of the relevant record date of Common Units, Class A Units, Class B Units or DERs will have the continued rights to any distribution, without interest, with respect to such Common Units, Class A Units, Class B Units or DERs, as applicable, with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such units or DERs in accordance with the terms of the Partnership Agreement or the Partnership Equity Plan, as applicable, and this Agreement and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by the Partnership are not part of the Common Merger Consideration, Class A Consideration or Class B Consideration, and will be paid on the payment date set therefor to such holders of Common Units, Class A Units, Class B Units or DERs, as applicable, whether or not they exchange such units pursuant to Section 2.2, if applicable. Parent GP will perform all actions reasonably required to admit (as a Parent Limited Partner) each Unitholder who is issued Parent Units, Parent Class A Units or Parent Class B Units, in exchange for such Unitholder’s Common Units, Class A Units or Class B Units in accordance with this Article II, upon the proper surrender of the Certificate representing such Common Units, Class A Units or Class B Units (or as promptly as practicable following the Closing in the case of the Book-Entry Units). Upon such surrender of the Certificate (or upon a waiver of the requirement to surrender a Certificate granted by Parent GP in its sole discretion or as promptly as practicable following the Closing in the case of the Book-Entry Units) and the recording of the name of such Person as a limited partner of Parent on the books and records of Parent, such Person will automatically and effective as of the Effective Time be admitted as a Parent Limited Partner and be bound by the Parent Partnership Agreement as such. By its surrender of a Certificate, or by its acceptance of Parent Units, Parent Class A Units or Parent Class B Units, a Unitholder confirms its agreement to be bound by all of the terms and conditions of the Parent Partnership Agreement.

Section 2.2 Exchange of Certificates; Payment of Common Merger Consideration, Class A Consideration and Class B Consideration.

(a) Exchange Agent. Prior to the Closing Date, Parent will appoint an exchange agent reasonably acceptable to the Partnership (the “Exchange Agent”) for the purpose of exchanging Certificates for Common Merger Consideration, Class A Consideration and Class B Consideration, as applicable, and paying Common Merger Consideration, Class A Consideration and Class B Consideration, as applicable, in respect of Book-Entry Units. As soon as reasonably practicable after the Effective Time, but in no event more than three Business Days following the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of Certificates as of the Effective Time, whose Common Units, Class A Units or Class B Units were converted into the right to receive the Common Merger Consideration, Class A Consideration, or Class B Consideration, as applicable, a letter of transmittal (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such forms as the Partnership and Parent may reasonably agree, including, as applicable, instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent in exchange for the Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, and cash in lieu of any fractional Common Units or Class A Units payable pursuant to Section 2.2(h).

(b) Deposit. At or prior to the Closing, Parent will cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Common Units, Class A Units and Class B Units, Parent Units, Parent Class A Units and Parent Class B Units (which will be in non-certificated book-entry form) and an amount of cash in U.S. dollars, in each case, sufficient to be issued and paid to the Unitholders as Common Merger Consideration, Class A Consideration and Class B Consideration, as applicable, in accordance with this Article II, payable (i) in the case of Unitholders that hold Certificates, upon due surrender of the Certificates (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article II and (ii) in the case of holders of Book-Entry Units, as promptly as practicable following the Closing; provided that the amount of cash so deposited shall be limited to the amount of cash payable to holders of Common Units (but not including any Canceled Awards). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any distributions pursuant to Section 2.2(g) and any Parent Units, Parent Class A Units or any Parent Class B Units sufficient to pay any Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, in each case, that may be payable from time to time following the Effective Time, other than any Common Merger Consideration payable pursuant to Section 2.1(e) (other than any fractional units which shall be deposited with the Exchange Agent and paid to the holders of Canceled Awards in accordance with Section 2.1(e) and Section 2.2(h)). All cash and book-entry units representing Parent Units, Parent Class A Units and Parent Class B Units deposited with the Exchange Agent or representing Unit Proceeds obtained pursuant to Section 2.2(h) will be referred to in this Agreement as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions, deliver the Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, contemplated to be issued or paid pursuant to this Article II, other than pursuant to Section 2.1(e), out of the Exchange Fund. The Exchange Fund will not be used for any other purpose. The Exchange Agent will invest any cash included in the Exchange Fund as directed by Parent; provided that (x) no such investment or losses thereon will affect the Common Merger Consideration, Class A Consideration or Class B Consideration or other amounts payable to holders of Common Units or Class A Units entitled to receive such Common Merger Consideration or Class A Consideration, other amounts or cash in lieu of fractional Parent Units and Parent will promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of Common Units or Class A Units entitled to receive such consideration in the amount of any such losses; and (y) such investments will be in short term obligations of the United States of America with maturities of no more than 30 days.

(c) Exchange; Payment. Each holder of (i) Common Units (but not including any Canceled Awards or Phantom Units), Class A Units and Class B Units that have been converted into the right to receive the Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, upon surrender to the Exchange Agent of a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, a Certificate (as applicable) and such other documents as may reasonably be required by the Exchange Agent, and (ii) Book-Entry Units, in each case, will be entitled to receive in exchange therefor (x) the number of Parent Units, Parent Class A Units or Parent Class B Units representing, in the aggregate, the whole number of Parent Units, Parent Class A Units or Parent Class B Units that such holder has the right to receive in accordance with the provisions of this Article II and (y) a check denominated in U.S. dollars in the amount of cash that such holder has the right to receive pursuant to this Article II, if any, including the cash portion of the Common Merger Consideration. The Common Merger Consideration, Class A Consideration and Class B Consideration will be paid (I) as promptly as practicable by mail after receipt by the Exchange Agent of the Certificate and letter of transmittal in accordance with the foregoing, in the case of Unitholders that hold Certificates, (II) in accordance with Section 2.2(b), in the case of holders of Book-Entry Units, and (III) in accordance with Section 2.1(e), in the case of holders of Canceled Awards. No interest will be paid or accrued on any Common Merger Consideration, Class A Consideration, Class B Consideration, cash in lieu of fractional Parent Units or on any unpaid distributions payable to holders of Certificates or Book-Entry Units. Until so surrendered, each such Certificate will, after the Effective Time, represent for all purposes only the right to receive such Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable. The Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, paid upon surrender of Certificates will be deemed to have been paid in full satisfaction of all rights pertaining to the Common Units, Class A Units or Class B Units, as the case may be, formerly represented by such Certificates. The Common Merger Consideration, Class A Consideration or Class B Consideration paid in respect of Book-Entry Units and Canceled Awards will be deemed to have been paid in full satisfaction of all rights pertaining to the Book-Entry Units and Canceled Awards, as the case may be. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Units will be required to deliver an executed letter of transmittal to the Exchange Agent to receive the Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, that such holder is entitled to receive pursuant to this Article II.

(d) Other Payees. If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it will be a condition of such payment that the Person requesting such payment will pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or will establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Common Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it will be a condition to the registration thereof that the surrendered Certificate will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Common Merger Consideration will pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) No Further Transfers. From and after the Effective Time, there will be no further registration on the books of the Partnership of transfers of any Partnership Securities. From and after the Effective Time, the holders of Certificates representing Common Units, Class A Units or Class B Units outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Common Units, Class A Units or Class B Units, except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Exchange Agent or Parent, they will be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Common Units, Class A Units and Class B Units 12 months after the Effective Time will be returned to Parent, upon demand, and any such holder who has not exchanged his, her or its Common Units, Class A Units or Class B Units for the Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, in accordance with this Section 2.2 prior to that time will thereafter look only to Parent for delivery of the Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, plus any cash in lieu of fractional Parent Units or any distributions with respect to Parent Units, to which he, she or it is entitled pursuant to this Article II in respect of such holder’s Common Units, Class A Units or Class B Units. Notwithstanding the foregoing, Parent, Merger Sub and the Partnership will not be liable to any holder of Common Units, Class A Units or Class B Units for any Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, duly delivered to a public official pursuant to applicable abandoned property Laws. Any Common Merger Consideration, Class A Consideration or Class B Consideration remaining unclaimed by holders of Common Units, Class A Units or Class B Units immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) Distributions. No distributions with respect to Parent Units or Parent Class A Units issued in the Merger will be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 2.2. Following such surrender (or immediately in the case of the Book-Entry Units and Canceled Awards), subject to the effect of escheat, Tax or other applicable Law, there will be paid, without interest, to the record holder of the Parent Units or Parent Class A Units, if any, issued in exchange therefor (i) at the time of such surrender (or immediately in the case of the Book-Entry Units and Canceled Awards), all distributions payable in respect of any such Parent Units or Parent Class A Units with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the distributions payable with respect to such Parent Units or Parent Class A Units with a record date after the Effective Time but with a payment date subsequent to such surrender (in the case of Partnership Securities evidenced by Certificates). For purposes of distributions in respect of Parent Units or Parent Class A Units, all Parent Units and Parent Class A Units to be issued pursuant to the Merger will be entitled to distributions, if any, pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(h) No Fractional Units. No certificates or scrip representing fractional Parent Units or Parent Class A Units or book entry credit of the same will be issued upon the surrender of any Common Units or Class A Units, as applicable. Notwithstanding any other provision of this Agreement, each holder of Common Units (including Canceled Awards) converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Unit (after taking into account all Common Units exchanged by such holder) will be entitled to receive, from the Exchange Agent or the Surviving Entity, as applicable, in accordance with the provisions of this Section 2.2(h) (and Section 2.1(e), if applicable), a cash payment, without interest, in lieu of such fractional units representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by reasonable and customary fees of the Exchange Agent attributable to such sale) (as so reduced, the “Unit Proceeds”) in one or more transactions of a number of Parent Units, such number equal to the excess of (i) the sum of (A) the aggregate number of Parent Units to be delivered to the Exchange Agent by Parent pursuant to Section 2.2(b) and (B) the aggregate number of Parent Units to be delivered to the Surviving Entity pursuant to Section 2.1(e)(iv) over (ii) the sum of (A) the aggregate number of whole Parent Units to be distributed to the holders of Certificates and the holders of Book-Entry Units pursuant to Section 2.2(c) and (B) the aggregate number of whole Parent Units to be distributed to the holders of Canceled Awards pursuant to Section 2.1(e) (such excess being, the “Excess Units”). The parties acknowledge that payment of the Unit Proceeds in cash in lieu of issuing certificates or scrip for fractional units was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional units. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Common Units (including, in respect of fractional units, Canceled Awards) that would otherwise receive fractional units, will sell the Excess Units at then-prevailing prices on the NYSE in the manner provided in this Section 2.2(h) and will be executed in round lots to the extent practicable. Until the Unit Proceeds of such sale or sales have been distributed to the holders of such Common Units, or the Exchange Fund is terminated, the Exchange Agent will hold such Unit Proceeds in trust for the benefit of the holders of such Common Units (the “Fractional Unit Proceeds”). The Exchange Agent will determine the portion of the Fractional Unit Proceeds to which each holder of such Common Units (including holders of Canceled Awards) will be entitled, if any, by multiplying the amount of the aggregate Unit Proceeds comprising the Fractional Unit Proceeds by a fraction, the numerator of which is the amount of the fractional unit interest to which such holder of such Common Units would otherwise be entitled and the denominator of which is the aggregate amount of fractional unit interests to which all holders of such Common Units would otherwise be entitled. To the extent applicable, each holder of Common Units will be deemed to have consented for U.S. federal income tax purposes (and to the extent applicable, state or local income tax purposes) to report the cash received for fractional Parent Units in the Merger as proceeds for a sale of a portion of the holder’s Common Units to Parent. The Exchange Agent shall promptly pay any Fractional Unit Proceeds in respect of Canceled Awards to the Surviving Entity for payment pursuant to Section 2.1(e). Notwithstanding any other provision of this Agreement, no holder of Class A Units converted pursuant to the Merger will receive any fractional Parent Class A Units.

(i) Lost, Stolen or Destroyed Certificates. If any Certificate will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable, to be paid in respect of the Common Units, Class A Units or Class B Units represented by such Certificate as contemplated by this Article II.

(j) Withholding Taxes. Parent, the Partnership, any of the Partnership’s Affiliates (including the Surviving Entity) or the Exchange Agent, as applicable, will deduct and withhold from the consideration otherwise payable pursuant to this Agreement to a holder of Common Units, Class A Units, Class B Units or Canceled Awards such amounts as are required to be deducted and withheld with respect to the making of such payment (or the conversion of Phantom Units into Canceled Awards) under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law (and to the extent deduction and withholding is required, such deduction and withholding will be taken to the maximum extent possible in Parent Units). To the extent amounts are so withheld and paid over to the appropriate Taxing authority, such withheld amounts will be treated for the purposes of this Agreement as having been paid to the former holder of the Common Units, Class A Units, Class B Units and Canceled Awards, as applicable, in respect of whom such withholding was made. If withholding is taken in Parent Units, Parent, the Partnership, any of the Partnership’s Affiliates (including the Surviving Entity) or the Exchange Agent, as applicable, will be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate Taxing authority.

Section 2.3 Adjustments. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.2), if between the date of this Agreement and the Effective Time the number of outstanding Common Units, Class A Units, Class B Units, Phantom Units or Parent Units will have been changed into a different number of units or a different class by reason of the occurrence or record date of any unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, combination, exchange of units or similar transaction, the Exchange Ratio, the Class A Exchange Ratio and the Class B Exchange Ratio will be appropriately adjusted to reflect fully the effect of such unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, combination, exchange of units or similar transaction and to provide the holders of Common Units, Class A Units, Class B Units and Phantom Units the same economic effect as contemplated by this Agreement prior to such event.

Section 2.4 Tax Characterization of Merger and Cash Received. The Partnership and Parent agree for federal (and applicable state and local) income tax purposes (a) to treat the transactions consummated pursuant to this Agreement as a partnership merger within the meaning of Section 708(b)(2)(A) of the Code, and in particular a merger of the “assets-over” type under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i); (b) to treat the Partnership as the continuing or resulting partnership in such merger and Parent as a terminating partnership; (c) to treat the Cash Consideration received under this Agreement (other than in respect of the Canceled Awards) as proceeds for the sale of a portion of the recipient’s units. Each party to this Agreement agrees to prepare and file all U.S. income Tax Returns in accordance with the foregoing and will not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to such income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

Section 2.5 No Dissenters’ Rights. No dissenters’ or appraisal rights will be available with respect to the Merger or the other transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

Except as disclosed in (a) the Partnership SEC Documents filed with the SEC on or after December 31, 2013 and prior to the date of this Agreement (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors” or “Forward-Looking Statements” or similar heading (other than any factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by the Partnership to Parent (the “Partnership Disclosure Schedule”) prior to the execution of this Agreement (provided that disclosure in any section of such Partnership Disclosure Schedule will be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section), the Partnership represents and warrants to the Parent Entities as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of the Partnership and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on the Partnership (“Partnership Material Adverse Effect”) or prevent or materially impair the consummation of the transactions contemplated hereby.

(b) Each of the Partnership and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Partnership Material Adverse Effect.

(c) All the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of the Partnership, in each case, that are owned directly or indirectly by the Partnership have been duly authorized and validly issued and are fully paid and nonassessable and, except as set forth in the Partnership Charter Documents or the Partnership Subsidiary Documents, are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” laws of the various States of the United States) (collectively, “Liens”). Except for those of the Partnership Joint Ventures, all such interests and shares of capital stock of each Subsidiary are owned directly or indirectly by the Partnership.

(d) The Partnership has made available to Parent correct and complete copies of its certificate of limited partnership and the Partnership Agreement (the “Partnership Charter Documents”), and correct and complete copies of the certificates of limited partnership and partnership agreements (or comparable organizational documents) of each of the Partnership’s material Subsidiaries, in each case as amended to the date of this Agreement. All such Partnership Charter Documents and organizational documents of such Subsidiaries of the Partnership are in full force and effect and the Partnership is not in violation of any of their provisions.

Section 3.2 Capitalization.

(a) As of the close of business on July 9, 2015, (i) the Partnership has no Interests or other partnership interests or equity interests issued and outstanding, other than: (A) 191,379,512 Common Units, (B) 22,640,000 Class A Units; and (C) 7,981,756 Class B Units; (ii) there are no Common Units held by the Partnership in its treasury and (iii) 746,120 Common Units are issuable upon the settlement of all outstanding Phantom Units. All outstanding Common Units, Class A Units and Class B Units have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.2(a) of the Partnership Disclosure Schedule sets forth, as of July 9, 2015, (i) the aggregate number of outstanding rights to purchase or receive Common Units or other Partnership Securities granted under the Partnership Equity Plans or otherwise by the Partnership (including outstanding Phantom Units), organized by type of award and exercise or conversion price related thereto and (ii) with respect to each outstanding Phantom Unit, the maximum number of Common Units issuable thereunder, the maximum number of Common Units used as a reference for payment thereunder, the exercise or conversion price relating thereto, the grant date, the settlement date, whether or not it is subject to performance based vesting, the amount vested and outstanding and the Partnership Equity Plan pursuant to which the award was granted. There are no issued and outstanding Class A Units, other than those Class A Units which are owned by a wholly owned Subsidiary of the Partnership. Except as set forth above in this Section 3.2(a) or in Section 3.2(a) of the Partnership Disclosure Schedule, as of the date of this Agreement there are not any Interests or other partnership interests, voting securities or other equity interests of the Partnership issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any Interests or other partnership interests, voting securities or other equity or equity-based interests of the Partnership, including any representing the right to purchase or otherwise receive any of the foregoing.

(b) Since the Balance Sheet Date to the date of this Agreement, the Partnership has not issued any Interests or other partnership interests, voting securities or other equity interests, or any securities convertible into or exchangeable or exercisable for any Interests or other partnership interests, voting securities or other equity interests, other than as set forth above in Section 3.2(a). Except as set forth in the Partnership Charter Documents, the Partnership Registration Rights Agreement or the Partnership Subsidiary Documents, none of the Partnership or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests of any Subsidiary of the Partnership. Except (i) as set forth in the Partnership Agreement, as in effect as of the date of this Agreement or (ii) in connection with the vesting, settlement or forfeiture of, or Tax withholding with respect to, any equity or equity-based awards granted under the Partnership Equity Plans disclosed in Section 3.2(a) and outstanding as of the date of this Agreement, there are no outstanding obligations of the Partnership or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Interests or other partnership interests, shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any Interests or other partnership interests, shares of capital stock, voting securities or equity interests) of the Partnership or any of its Subsidiaries.

Section 3.3 Authority; Noncontravention; Voting Requirements.

(a) The Partnership has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to obtaining the Partnership Unitholder Approval. The execution, delivery and performance by the Partnership of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by the General Partner, which, at a meeting duly called and held, has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby and (ii) resolved to submit the Agreement to a vote of the Limited Partners of the

Partnership and to recommend approval of this Agreement by the Limited Partners of the Partnership, and except for obtaining the Partnership Unitholder Approval for the approval of this Agreement, and consummation of the transactions contemplated hereby, no other partnership action on the part of the Partnership is necessary to authorize the execution, delivery and performance by the Partnership of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Partnership and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Partnership, enforceable against it in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by the Partnership nor the consummation by the Partnership of the transactions contemplated hereby, nor compliance by the Partnership with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the Partnership Charter Documents or any of the Partnership Subsidiary Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Partnership Unitholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Partnership or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Partnership or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Partnership Permit (including any Environmental Permit), to which the Partnership or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any asset of the Partnership or any of its Subsidiaries, except, in the case of clauses (ii)(x), (ii)(y) and (iii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations, Liens, purchases or acquisitions as, individually or in the aggregate, would not have a Partnership Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated hereby.

(c) The affirmative vote or consent of the holders of a Unit Majority at the Partnership Unitholders Meeting or any adjournment or postponement thereof in favor of the approval of this Agreement and the transactions contemplated hereby (the “Partnership Unitholder Approval”) is the only vote or approval of the holders of any class or series of Interests or other partnership interests, equity interests or capital stock of the Partnership or any of its Subsidiaries which is necessary to approve this Agreement and the transactions contemplated hereby that has not already been obtained.

Section 3.4 Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the Securities Act, including the filing of a proxy statement with the SEC in connection with the Merger (the “Proxy Statement”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act or (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Partnership and the consummation by the Partnership of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially impair the consummation of the transactions contemplated hereby or (B) result in a Partnership Material Adverse Effect.

Section 3.5 Partnership SEC Documents; Undisclosed Liabilities.

(a) The Partnership and its Subsidiaries have filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since December 31, 2013 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Partnership SEC Documents”). The Partnership SEC Documents, as of their respective effective dates (in the case of Partnership SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Partnership SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Partnership SEC Documents, and none of the Partnership SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Partnership SEC Documents. To the Knowledge of the Partnership, none of the Partnership SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of the Partnership included in the Partnership SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments).

(c) The Partnership has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Partnership, including its consolidated Subsidiaries, required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Partnership’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Partnership’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Partnership’s auditors and the audit committee of the General Partner (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Partnership’s ability to record, process, summarize and report financial data and have identified for the Partnership’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal controls. The principal executive officer and the principal financial officer of the Partnership have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Partnership SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of the Partnership has completed its assessment of the effectiveness of the Partnership’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes Oxley Act for the year ended December 31, 2014, and such assessment concluded that such controls were effective. To the Knowledge of the Partnership, as of the date of this Agreement there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of the Partnership and its Subsidiaries as of March 31, 2015 (the “Balance Sheet Date”) (including the notes thereto) included in the Partnership SEC Documents filed by the Partnership and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither the Partnership nor any of its Subsidiaries has any liabilities or obligations of any nature

(whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of the Partnership prepared in accordance with GAAP or the notes thereto, other than as have not and would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(e) Neither the Partnership nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Partnership and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Partnership in the Partnership’s published financial statements or any Partnership SEC Documents.

(f) A true, correct and complete copy of the Risk Management Policy in effect as of the date of this Agreement has been provided to Parent. The Partnership, and any Subsidiary subject to the Risk Management Policy, is in compliance with such Risk Management Policy except where the failure to be in compliance would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.6 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date there has not been a Partnership Material Adverse Effect.

(b) Since the Balance Sheet Date to the date of this Agreement, (i) except for this Agreement and the transactions contemplated hereby, the Partnership and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Partnership nor any of its Subsidiaries has taken any action described in Section 5.2(a) (other than clauses (i), (ii), (vii) and (viii) and, to the extent related to the foregoing, clause (xiv)) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent would violate such provision.

Section 3.7 Legal Proceedings. There are no investigations or proceedings pending (or, to the Knowledge of the Partnership, threatened) by any Governmental Authority with respect to the Partnership or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of the Partnership, threatened) against the Partnership or any of its Subsidiaries or any of their respective properties at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against the Partnership or any of its Subsidiaries, in each case except for those that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.8 Compliance With Laws; Permits.

(a) The Partnership and its Subsidiaries are, and since the later of December 31, 2013 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) The Partnership and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Partnership and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (each, a “Permit” and such Permits, the “Partnership Permits”), except where the failure to have any of the Partnership Permits would not have, individually or in the aggregate, a Partnership Material Adverse Effect. All Partnership Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Partnership Material Adverse Effect. No suspension or cancellation of any of the Partnership Permits is pending or, to the Knowledge of the Partnership, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership and its Subsidiaries are not, and since December 31, 2013 have not been, in violation or breach of, or default under, any Partnership Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Partnership Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Partnership, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Partnership or any of its Subsidiaries under, any Partnership Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew, extend, any Partnership Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) Without limiting the generality of Section 3.8(a), the Partnership, each of its Subsidiaries, and, to the Knowledge of the Partnership, each joint venture partner, joint interest owner, consultant, agent or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to the Partnership or its Subsidiaries; (ii) has not been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of the Partnership, is not being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.9 Information Supplied. Subject to the accuracy of the representations and warranties of the Parent Entities set forth in Section 4.9, none of the information supplied (or to be supplied) in writing by or on behalf of the Partnership specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Units in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to Unitholders, and at the time of the Partnership Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Partnership makes no representation or warranty with respect to information supplied by or on behalf of the Parent Entities for inclusion or incorporation by reference in any of the foregoing documents.

Section 3.10 Tax Matters.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) all Tax Returns that were required to be filed by or with respect to the Partnership or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return, have been so included, (iii) all Taxes owed by the Partnership or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established, (iv) all Tax withholding and deposit requirements imposed on or with respect to the Partnership or any of its Subsidiaries have been satisfied in full in all respects, (v) there are no Liens on any of the assets of the Partnership or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, (vi) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Partnership or any of its Subsidiaries, (vii) there is no written claim against the Partnership or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to the Partnership or any of its Subsidiaries, (viii) there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Partnership or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of the Partnership or any of its Subsidiaries, (ix) none of the Partnership or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period, (x) none of the Partnership or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Partnership or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement, (xi) none of the Partnership or any of its Subsidiaries has been a member of a group filing a consolidated, combined or similar group Tax Return (except for the Texas franchise (margin) Tax Return) (other than any group of which Partnership is the parent) or has any liability for the Taxes of any Person (other than the Partnership or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise, (xii) the Partnership and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code, (xiii) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation, (xiv) at least 90% of the gross income of the Partnership for each taxable year since its formation has been from sources that will be treated as “qualifying income” within the meaning of Section 7704(d) of the Code, and (xv) except for MarkWest Hydrocarbon, Inc., each Partnership Subsidiary is currently (and has been since its respective formation) either (a) properly classified as a partnership for U.S. federal income tax purposes or (b) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

(b) As used in this Agreement, (i) “Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, alternative minimum, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, escheat or unclaimed property obligation, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with respect thereto and (ii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

Section 3.11 Employee Benefits.

(a) Section 3.11(a) of the Partnership Disclosure Schedule lists all material Partnership Benefit Plans. With respect to each material Partnership Benefit

Plan, the Partnership has made available to Parent a true and complete copy of the following items (in each case, only if applicable): (w) each trust or other funding arrangement; (x) each summary plan description and summary of material modifications; (y) the most recently filed annual report on Internal Revenue Service (“IRS”) Form 5500 and all schedules thereto; and (z) the most recently received IRS determination letter or opinion letter.

(b) Neither the Partnership, any of its Subsidiaries, nor any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan. Neither the Partnership, any of its Subsidiaries, nor any of their respective ERISA Affiliates has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) with respect to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other current or contingent liability with respect to any Multiemployer Plan.

(c) Except for such actions, disputes, suits, claims, arbitrations or proceedings or governmental actions which would not have, individually or in the aggregate, a Partnership Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action is pending or, to the Knowledge of the Partnership, threatened (x) with respect to any Partnership Benefit Plan other than claims for benefits in the ordinary course, (y) alleging any breach of the material terms of any Partnership Benefit Plan or any fiduciary duties with respect thereto or (z) with respect to any violation of any applicable Law with respect to such Partnership Benefit Plan.

(d) Each Partnership Benefit Plan has been established, maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for such non-compliance which would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) neither the Partnership nor any Subsidiary or any “party in interest” or “disqualified person” with respect to a Partnership Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA and (ii) no fiduciary has incurred any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Partnership Benefit Plan. Any Partnership Benefit Plan intended to be qualified under Section 401 of the Code has received a favorable determination letter from the IRS that has not been revoked and, to the Knowledge of the Partnership, no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Partnership Benefit Plan. Neither the Partnership nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement health or life insurance benefits or coverage to any Person, other than for continuation coverage required to be provided pursuant to Section 4980B of the Code.

(e) Neither the Partnership, any of its Subsidiaries, nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, excluding any Multiemployer Plan, or a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. No material liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by the Partnership, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full.

(f) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, with respect to any Partnership Benefit Plan, all contributions, premiums and other payments due from any of the Partnership or its Subsidiaries required by Law or any Partnership Benefit Plan have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof.

(g) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Partnership or any of its Subsidiaries (each, a “Partnership Participant”) or individual independent contractor to any severance pay, retention bonuses, incentive compensation, parachute payments, non-competition payments or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due any Partnership Participant or individual independent contractor or (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any Partnership Participant or individual independent contractor. No Partnership Participant is entitled to a gross up, make whole or other similar payment as a result of the imposition of Taxes under Section 280G, Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with the Partnership or any of its Subsidiaries.

(h) No Partnership Benefit Plan is maintained outside of the United States substantially for the benefit of current and former service providers of the Partnership or any of its Subsidiaries who are situated outside of the United States or otherwise is subject to the Laws of any Governmental Authority other than those of the United States.

Section 3.12 Labor Matters.

(a) None of the employees of the Partnership or any of its Subsidiaries is represented in his or her capacity as an employee of the Partnership or any of its Subsidiaries by any labor organization. Neither the Partnership nor any of its Subsidiaries has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees of the Partnership or any of its Subsidiaries, nor has the Partnership or any of its Subsidiaries entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees of the Partnership or any of its Subsidiaries.

(b) Except for such matters which would not have, individually or in the aggregate, a Partnership Material Adverse Effect, neither the Partnership nor any of its Subsidiaries has received written notice since December 31, 2013, of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety, workplace safety or insurance/workers compensation laws to conduct an investigation of the Partnership or any of its Subsidiaries with respect to such matters, and, to the Knowledge of the Partnership, no such investigation is in progress. Except for such matters which would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no (and have not been during the three-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of the Partnership or any of its Subsidiaries, (ii) to the Knowledge of the Partnership, there is no (and has not been during the three-year period preceding the date of this Agreement) union organizing effort pending or threatened against the Partnership or any of its Subsidiaries, (iii) there is no (and has not been during the three-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding (other than routine individual grievances) pending or, to the Knowledge of the Partnership, threatened against the Partnership or any of its Subsidiaries and (iv) there is no (and has not been during the three-year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the Knowledge of the Partnership, threatened with respect to any employees of the Partnership or any of its Subsidiaries. Neither the Partnership nor any of its Subsidiaries has any current or contingent liabilities under the Worker Adjustment and Retraining Notification Act of 1988 as a result of any action taken by the Partnership or any of its Subsidiaries in the two-year period prior to the date of this Agreement. Except for such non-compliance which would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and each of its Subsidiaries is, and during the three-year period preceding the date of this Agreement has been, in compliance with all applicable Laws in respect of employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including classifications of service providers as employees and/or independent contractors).

Section 3.13 Environmental Matters.

(a) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect: (i) each of the Partnership and its Subsidiaries is, and since December 31, 2013 has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under Environmental Laws (“Environmental Permits”) and all such Environmental Permits are in good standing, (ii) there has been no release of any Hazardous Substance by the Partnership or any of its Subsidiaries, or to the Knowledge of the Partnership, any other Person, in any manner that would reasonably be expected to give rise to the Partnership or any of its Subsidiaries incurring any obligation to conduct or fund any remediation or corrective action under applicable Environmental

Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of the Partnership, threatened against the Partnership or any of its Subsidiaries or involving any real property currently or, to the Knowledge of the Partnership, formerly owned, operated or leased by or for the Partnership or any Subsidiary alleging noncompliance with or liability under, any Environmental Law and (iv) to the Partnership’s Knowledge, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties while owned or operated by the Partnership or any of its Subsidiaries or as a result of any operations or activities of the Partnership or any of its Subsidiaries.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, or (iii) as it relates to exposure to Hazardous Substances, occupational safety and health.

(c) As used herein, “Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning to the extent regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

Section 3.14 Contracts.

(a) Section 3.14(a) of the Partnership Disclosure Schedule contains a true and complete listing of the following Contracts (which term, for purposes of this Section 3.14, will not include any Partnership Benefit Plan) to which any of the Partnership or its Subsidiaries is a party in effect on the date of this Agreement (each Contract that is described in this Section 3.14(a) being a “Partnership Material Contract”):

(i) each Contract that constitutes a commitment relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset in excess of $25,000,000, other than Contracts solely between or among the Partnership and one or more of its wholly owned Subsidiaries;

(ii) each Contract relating to the gathering or gathering and processing of, or fractionation of, natural gas, natural gas liquids, or condensate by the Partnership or its Subsidiaries that, during the year ending December 31, 2015, would reasonably be expected, as of the date of this Agreement, to represent (A) the top seven customers by volume of the Marcellus Segment, (B) the top three customers by volume of the Utica Segment, (C) the top five customers by volume of the Southwest Segment or (D) the top three customers by volume of the Northeast Segment, it being understood that, for purposes of determining whether a Contract is a Partnership Material Contract, if such Contract relates to the gathering or gathering and processing of, or fractionation of, natural gas, natural gas liquids, or condensate, such Contract will only be a Partnership Material Contract to the extent described in this Section 3.14(a)(ii), Section 3.14(a)(v) or Section 3.14(a)(vi), regardless of whether such Contract is otherwise described in any other clause of Section 3.14(a);

(iii) each Contract for lease by the Partnership or its Subsidiaries of personal property or real property (other than hydrocarbon interests) involving aggregate lease payments in excess of $25,000,000 in any calendar year, other than, for the avoidance of doubt, any Contract that exceeds such threshold solely as a result of it being a “master” or “umbrella” Contract, with individual purchase orders or statements of work that do not exceed such threshold;

(iv) each Contract (other than the Partnership Charter Documents) between any of the Partnership or any of its Subsidiaries, on the one hand, and any Unitholder holding 5% or more of the Partnership’s issued and outstanding Common Units as of the date of this Agreement, on the other hand;

(v) each Contract containing a non-compete or similar type of provision that, following the Effective Time, would by its terms materially restrict the ability of Parent or any of its Subsidiaries (including the Surviving Entity and its Subsidiaries) to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing;

(vi) each Contract involving the pending acquisition or sale of any assets or properties outside the ordinary course of business that involves the payment or receipt of an aggregate amount in excess of $25,000,000, other than Contracts solely between or among the Partnership and one or more of its wholly owned Subsidiaries;

(vii) each material Partnership Subsidiary Document and each Contract between a Partnership Joint Venture and the Partnership or one of its other Subsidiaries pursuant to which the Partnership or any such Subsidiary provides personnel services to such Partnership Joint Venture;

(viii) each collective bargaining agreement to which the Partnership or any of the Partnership Subsidiaries is a party or is subject; and

(ix) each Contract under which the Partnership or any of the Partnership’s Subsidiaries has advanced or loaned any amount of money to any of its current or former officers, directors, employees or consultants, in each case with a principal amount in excess of $25,000.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) each Partnership Material Contract is valid and binding on the Partnership and its Subsidiaries, as applicable, and is in full force and effect, (ii) the Partnership and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Partnership Material Contract, (iii) neither the Partnership nor any of its Subsidiaries has received written notice of, or to the Partnership’s Knowledge, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Partnership or any of its Subsidiaries under any such Partnership Material Contract and (iv) to the Knowledge of the Partnership, as of the date of this Agreement no other party to any Partnership Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder.

Section 3.15 Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership or a Subsidiary of the Partnership owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other hydrocarbon interests) and good title to all its owned personal property, and has valid leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens, in each case, sufficient to conduct their respective businesses as currently conducted (except in all cases for Permitted Liens and Liens arising under (i) any credit facilities, bonds or indentures of the Partnership or any of its Subsidiaries, in each case, as set forth in the Partnership SEC Documents or the Partnership Disclosure Schedule, or (ii) the Partnership Subsidiary Documents).

(b) The Partnership and its Subsidiaries have such consents, easements, rights-of-way, permits or licenses from each person (collectively, “rights-of-way”) as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have a Partnership Material Adverse Effect. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, each of the Partnership and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

Section 3.16 Intellectual Property. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, either the Partnership or a Subsidiary of the Partnership owns, or is licensed or otherwise possesses adequate rights to use, all material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, and trade secrets (collectively, the “Partnership Intellectual Property”) used in their respective businesses as currently conducted. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Partnership, threatened claims by any Person alleging infringement or misappropriation by the Partnership or any of its Subsidiaries of such Person’s intellectual property, (ii) to the Knowledge of the Partnership, the conduct of the business of the Partnership and its Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person, (iii) neither the Partnership nor any of its Subsidiaries has made any claim of a violation or infringement, or misappropriation by others of its rights to or in connection with the Partnership Intellectual Property, and (iv) to the Knowledge of the Partnership, no Person is infringing or misappropriating any Partnership Intellectual Property.

Section 3.17 Insurance. The Partnership and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts customary for companies of comparable size in the businesses in which they operate. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, none of the Partnership or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force.

Section 3.18 Opinion of Financial Advisor. The General Partner has received the opinion of Jefferies LLC (the “Partnership Financial Advisor”), dated the date of this Agreement, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, the Common Merger Consideration is fair, from a financial point of view, to the Partnership’s Unitholders (the “Partnership Fairness Opinions”). A correct and complete copy of the form of the Partnership Fairness Opinion will be made available to Parent solely for informational purposes promptly following the date of this Agreement. Pursuant to the terms of the Partnership’s engagement letter with the Partnership Financial Advisor, the Partnership has been authorized by the Partnership Financial Advisor to permit the inclusion of the Partnership Fairness Opinion and/or references thereto in the Proxy Statement by the Partnership Financial Advisor.

Section 3.19 Brokers and Other Advisors. Except for the Partnership Financial Advisor, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the transactions contemplated hereby based on arrangements made by or on behalf of the Partnership or any of its Subsidiaries. A correct and complete copy of the Partnership’s engagement letter with each Partnership Financial Advisor and all other agreements under which any fees or any expenses are payable with each Partnership Financial Advisor, in each case, that have been entered into in connection with the transactions contemplated hereby will be made available to Parent promptly following the date of this Agreement.

Section 3.20 State Takeover Statutes. The action of the General Partner in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws and any applicable provision of the Partnership Agreement.

Section 3.21 Regulatory Matters.

(a) None of the Partnership or any of its Subsidiaries is a “natural gas company” subject to, and as defined in, the Natural Gas Act, 15 U.S.C. § 717, et seq. (the “NGA”), and there are no proceedings pending, or to the Partnership’s Knowledge, threatened, alleging that the Partnership or any of its Subsidiaries is in material violation of the NGA, the Energy Policy Act of 2005, 42 U.S.C. § 15801, et seq., or the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301, et seq.

(b) None of the Partnership or any of its Subsidiaries nor any of the services provided by the Partnership or any of its Subsidiaries are subject to regulation by the Federal Energy Regulatory Commission pursuant to the Interstate Commerce Act, 49 U.S.C. App. § 1, et seq. (1988) (“ICA”), and there are no Proceedings pending, or to the Partnership’s Knowledge, threatened, alleging that the Partnership or any of its Subsidiaries is in material violation of the ICA.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES

Except as disclosed in (a) the Parent SEC Documents filed with the SEC on or after December 31, 2013 and prior to the date of this Agreement (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by Parent to the Partnership (the “Parent Disclosure Schedule”) prior to the execution of this Agreement (provided that disclosure in any section of such Parent Disclosure Schedule will be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section), Parent represents and warrants to the Partnership as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Parent, Parent GP, their Subsidiaries and MPC is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on Parent (“Parent Material Adverse Effect”) or prevent or materially impair the consummation of the transactions contemplated hereby.

(b) Each of Parent, Parent GP and their Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) All the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of Parent that are owned directly or indirectly by Parent have been duly authorized and validly issued and are fully paid and nonassessable and are owned free and clear of all Liens. Except for those owned by Affiliates of Parent, all such interests and shares of capital stock of each Subsidiary are owned directly or indirectly by Parent.

(d) Parent has made available to the Partnership correct and complete copies of its certificate of limited partnership and the Parent Partnership Agreement (the “Parent Charter Documents”), correct and complete copies of the certificates of limited partnership and partnership agreements (or comparable organizational documents) of each of its material Subsidiaries (collectively, the “Parent Subsidiary Documents”) and the certificate of incorporation and bylaws of MPC (the “MPC Charter Documents”), in each case as amended to the date of this Agreement. All such Parent Charter Documents, Parent Subsidiary Documents and MPC Charter Documents are in full force and effect and no Parent Entity is in violation of any of its respective organizational documents’ provisions.

Section 4.2 Capitalization.

(a) The authorized equity interests of Parent consist of Parent Units representing limited partner interests in Parent, subordinated units representing limited partner interests in Parent (the “Parent Sub-Units”), and the general partner interest in Parent (which includes the right to receive incentive distribution) (“Parent GP Interest”). At the close of business on July 9, 2015, the issued and outstanding limited partner interests and general partner interests of Parent consisted of (i) 43,385,196 Parent Units, (ii) 36,951,515 Parent Sub-Units, and (iii) the Parent GP Interest. Except (A) as set forth above in this Section 4.2(a) or (B) as otherwise expressly permitted by Section 5.2(b), as of the date of this Agreement there are not any limited partnership interests, voting securities or equity interests of Parent issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any limited partnership interests, voting securities or equity interests of Parent, including any representing the right to purchase or otherwise receive any of the foregoing.

(b) Other than in connection with any equity or equity-based awards outstanding as of the date of this Agreement and that certain distribution agreement dated May 18, 2015, by and among Parent, Parent GP and certain sales agents for the administration of the at-the-market equity offering of Parent Units having an aggregate offering price not to exceed $500,000,000, none of Parent or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests of any Subsidiary of Parent. Except in connection with the exercise of any option to acquire Parent Units or the vesting, settlement or forfeiture of, or Tax withholding with respect to, any equity or equity-based awards outstanding as of the date of this Agreement and the conversion of any Parent Units outstanding as of the date of this Agreement in accordance with the Parent Charter Documents, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any limited partnership interests, shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any limited partnership interests, shares of capital stock, voting securities or equity interests) of Parent or any of its Subsidiaries.

(c) Parent GP is the sole general partner of Parent. Parent GP is the sole record and beneficial owner of the Parent GP Interest, and such Parent GP Interest has been duly authorized and validly issued in accordance with applicable laws and the Parent Partnership Agreement. Parent GP owns such general partner interest free and clear of any Liens.

(d) All of the issued and outstanding limited liability company interests of Merger Sub are owned, beneficially and of record, by Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby. Except for obligations and liabilities incurred in connection with its formation and the Merger and the other transactions contemplated hereby, Merger Sub has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(e) The cash to be utilized by Parent for purposes of paying the Cash Consideration (including with respect to the Canceled Awards) will be received by Parent from MPC, and no new equity interests (or subscriptions, options, warrants, or other rights to acquire any such equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such equity interests) in Parent or any of its Subsidiaries will be paid to or received by MPC in exchange therefor; provided, however, that for the avoidance of doubt, the foregoing shall not impose any limitations on existing incentive distribution rights, such Cash Consideration being contributed with respect to MPC’s existing interests in Parent (including incentive distribution rights) and not in consideration of new Common Units.

Section 4.3 Authority; Noncontravention; Voting Requirements.

(a) Each of the Parent Entities has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Parent Entities of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by Merger Sub and Parent, as its sole member, by Parent GP, for itself and on behalf of Parent, and by MPC and no other entity action on the part of the Parent Entities is necessary to authorize the execution, delivery and performance by the Parent Entities of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Parent Entities and, assuming due authorization, execution and delivery of this Agreement by the Partnership, constitutes a legal, valid and binding obligation of each of the Parent Entities, enforceable against each of them in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by the Parent Entities, nor the consummation by the Parent Entities of the transactions contemplated hereby, nor compliance by the Parent Entities with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the MPC Charter Documents, the Parent Charter Documents or any of the Parent Subsidiary Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to MPC, Parent or any of Parent’s Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, MPC, Parent or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any Contract or Parent Permit (including any Environmental Permit) to which MPC, Parent or any of Parent’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any asset of Parent or any of its Subsidiaries, except, in the case of clauses (ii) (x), (ii) (y) and (iii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not have a Parent Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated hereby.

(c) The vote or consent of Parent as the sole member of Merger Sub is the only vote or consent of the members of Merger Sub necessary to adopt this Agreement and approve the transactions contemplated hereby.

(d) None of the Parent Entities or any of their Subsidiaries holds any Interests or other partnership interests, capital stock, voting securities or equity interests of the Partnership or any of its Subsidiaries, or holds any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any such Interests or other partnership interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements to purchase or acquire any such Interests or other partnership interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such Interests or other partnership interests, shares of capital stock, voting securities or equity interests.

Section 4.4 Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the Securities Act, including the filing of the Registration Statement with the SEC, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act or (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially impair the consummation of the transactions contemplated hereby or (B) result in a Parent Material Adverse Effect.

Section 4.5 Parent SEC Documents; Undisclosed Liabilities.

(a) Parent and its Subsidiaries have filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since December 31, 2013 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). The Parent SEC Documents, as of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments).

(c) Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of Parent GP (x) all significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of Parent has completed its assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes Oxley Act for the year ended December 31, 2014, and such assessment concluded that such controls were effective. To the Knowledge of Parent, as of the date of this Agreement, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of Parent and its Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, other than as have not and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

Section 4.6 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date there has not been a Parent Material Adverse Effect.

(b) Since the Balance Sheet Date to the date of this Agreement, (i) except for this Agreement and the transactions contemplated hereby, Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither Parent nor any of its Subsidiaries has taken any action described in Sections 5.2(b) (other than clauses (i), (ii), (vii) and (viii) and, to the extent related to the foregoing, clause (xiv)) that if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of the Partnership would violate such provision.

Section 4.7 Legal Proceedings. There are no investigations or proceedings pending (or, to the Knowledge of Parent, threatened) by any Governmental Authority with respect to Parent or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of Parent, threatened) against Parent or any of its Subsidiaries or any of their respective properties at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against Parent or any of its Subsidiaries, in each case except for those that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Compliance With Laws; Permits.

(a) Parent and its Subsidiaries are, and since the later of December 31, 2013 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable Laws, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are not, and since December 31, 2013 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not have, individually or in the aggregate a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Parent Permit or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Without limiting the generality of Section 4.8(a), Parent, each of its Subsidiaries, and, to the Knowledge of Parent, each joint venture partner, joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to the Partnership or its Subsidiaries; (ii) has not been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of Parent, is not being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 Information Supplied. Subject to the accuracy of the representations and warranties of the Partnership set forth in Section 3.9, none of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to Unitholders, and at the time of the Partnership Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Partnership for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.10 Tax Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) all Tax Returns that were required to be filed by or with respect to Parent or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return, have been so included, (iii) all Taxes owed by Parent or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established, (iv) all Tax withholding and deposit requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full in all respects, (v) there are no Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, (vi) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries, (vii) there is no written claim against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to Parent or any of its Subsidiaries, (viii) there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to Parent or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of Parent or any of its Subsidiaries, (ix) none of Parent or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period, (x) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement, (xi) since its initial public offering, none of Parent or any of its Subsidiaries has been a member of a group filing a consolidated, combined or similar group Tax Return (except for the Texas franchise (margin) Tax Return in which Parent and its Subsidiaries join in the group return filed by MPC) or has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise, (xii) Parent and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code, (xiii) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation, (xiv) at least ninety percent (90%) of the gross income of Parent for each taxable year since its formation has been from sources that will be treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (xv) each Subsidiary of Parent is currently (and has been since its respective formation) either (a) properly classified as a partnership for U.S. federal income tax purposes or (b) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

Section 4.11 Environmental Matters. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is, and since December 31, 2013 has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits and all such Environmental Permits are in good standing, (ii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries, or to the Knowledge of Parent, any other Person, in any manner that would reasonably be expected to give rise to Parent or any of its Subsidiaries incurring any obligation to conduct or fund any remediation or corrective action under applicable Environmental Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or involving any real property currently or, to the Knowledge of Parent, formerly owned, operated or leased by or for Parent or any Subsidiary alleging noncompliance with or liability under, any Environmental Law and (iv) to the Knowledge of Parent no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties while owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries.

Section 4.12 Employees and Employee Benefits. Neither Parent nor any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to, any Benefit Plan or Multiemployer Plan, and neither Parent nor any of its Subsidiaries has any current or contingent liability with respect to any Benefit Plan or Multiemployer Plan. There are no employees or consultants of Parent or any of its Subsidiaries.

Section 4.13 Contracts.

(a) Except for this Agreement, or as filed with the SEC prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to Parent; or (ii) which constitutes a Contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $25,000,000 (all contracts of the type described in this Section 4.13(a) and in Section 4.13(b) being referred to herein as “Parent Material Contracts”).

(b) Section 4.13(b) of the Parent Disclosure Schedule contains a true and complete listing of the following Contracts to which Parent or any of its Subsidiaries is a party in effect on the date of this Agreement: (i) each Contract containing a non-compete provision that, following the Effective Time, would by its terms materially restrict the ability of the Partnership or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing, (ii) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any assets or properties outside the ordinary course of business that involves the payment or receipt of an aggregate amount in excess of $25,000,000 and (iii) each collective bargaining agreement to which Parent or any of its Subsidiaries is a party or is subject.

(c) Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries, as applicable, and is in full force and effect; (ii) Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Parent Material Contract; and (iii) neither Parent nor any of its Subsidiaries has received written notice of, or to the Knowledge of Parent, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of Parent or any of its Subsidiaries under any such Parent Material Contract.

Section 4.14 Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent owns and has title to all of its owned real property (other than severed oil, gas and/or mineral rights and other hydrocarbon interests) and good title to all its owned personal property, and has valid leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens, in each case, sufficient to conduct their respective businesses as currently conducted (except in all cases for Permitted Liens and Liens arising under any credit facilities, bonds or indentures of Parent or any of its Subsidiaries).

(b) Parent and its Subsidiaries have such rights-of-way as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, each of Parent and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

Section 4.15 Brokers and Other Advisors. Except for UBS Securities LLC (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. A correct and complete copy of Parent’s engagement letter with each Parent Financial Advisor and all other agreements under which any fees or any expenses are payable with each Parent Financial Advisor, in each case, that have been entered into in connection with the transactions contemplated hereby will be made available to the Partnership promptly following the date of this Agreement.

Section 4.16 State Takeover Statutes. The action of Parent GP in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws and any applicable provision of the Parent Partnership Agreement.

Section 4.17 Financing. At the Effective Time, Parent and Merger Sub will have available to them all funds necessary to consummate the Merger and to pay all cash amounts required to be paid in connection with the Merger.

Section 4.18 Regulatory Matters.

(a) None of Parent or any of its Subsidiaries is a “natural gas company” subject to, and as defined in, the NGA, and there are no proceedings pending, or to Parent’s Knowledge, threatened, alleging that Parent or any of its Subsidiaries is in material violation of the NGA, the Energy Policy Act of 2005, 42 U.S.C. § 15801, et seq., or the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301, et seq.

(b) None of Parent or any of its Subsidiaries nor any of the services provided by Parent or any of its Subsidiaries are subject to regulation by the ICA, and there are no Proceedings pending, or to Parent’s Knowledge, threatened, alleging that Parent or any of its Subsidiaries is in material violation of the ICA.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1 Preparation of the Registration Statement and the Proxy Statement; Unitholder Meeting.

(a) As soon as practicable following the date of this Agreement, the Partnership will prepare and file with the SEC the Proxy Statement and the Partnership and Parent will prepare and Parent will file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of the Partnership and Parent will use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. The Partnership will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Unitholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also use reasonable best efforts to take any action required to be taken under any applicable state securities law in connection with the issuance and reservation of the Parent Units, and the Partnership shall furnish all information concerning the Partnership and the Unitholders or a beneficial interest therein as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Partnership without providing the other party a reasonable opportunity to review and comment thereon provided, that the Partnership, in connection with an Adverse Recommendation Change, may amend or supplement the Proxy Statement to effect such change if and to the extent such amendment or supplement is required by applicable Law. If at any time prior to the Effective Time any information relating to the Partnership or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Partnership or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other parties hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the Unitholders. The parties will notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and will supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.

(b) The Partnership will, as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, establish a record date for, duly call, give notice of, convene and hold a special meeting of its Unitholders (the “Partnership Unitholders Meeting”) for the purpose of obtaining the Partnership Unitholder Approval. Subject to Section 5.3, the General Partner will recommend to the Unitholders approval of this Agreement (the “General Partner Recommendation”). The Proxy Statement will include a copy of the Partnership Fairness Opinion and (subject to Section 5.3) the General Partner Recommendation. Without limiting the generality of the foregoing, but subject to Section 5.3, the Partnership’s obligations pursuant to the first sentence of this Section 5.1(b) will not be affected by (i) the commencement, public proposal, public disclosure or communication to the Partnership of any Alternative Proposal or (ii) the withdrawal or modification by the General Partner or any committee thereof of the General Partner Recommendation. Notwithstanding anything in this

Agreement to the contrary, the Partnership may only postpone or adjourn the Partnership Unitholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Partnership Unitholder Approval, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Partnership has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Unitholders prior to the Partnership Unitholders Meeting, (iv) if the Partnership has delivered any notice contemplated by Section 5.3(d) and the time periods contemplated by Section 5.3(d) have not expired, and (v) with the written consent of Parent, which may be withheld in its sole discretion.

(c) The parties will use their reasonable best efforts to cause their respective independent auditors to render any consent required by the SEC to include its report on the Partnership’s consolidated financial statements or Parent’s consolidated financial statements, as the case may be, in the Registration Statement and to references to said accountants as experts in the Registration Statement with respect to the matters included in said report.

Section 5.2 Conduct of Business.

(a) Except (i) as expressly permitted by this Agreement, (ii) as set forth in the Partnership Disclosure Schedule, (iii) as required by applicable Law, or (iv) as agreed in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, the Partnership will, and will cause each of its Subsidiaries to: (A) conduct its business in the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (C) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Partnership Material Contracts. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in the Partnership Disclosure Schedule, (iii) as required by applicable Law, or (iv) as agreed in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, the Partnership will not, and will not permit any of its Subsidiaries to:

(i) (A) issue, sell, grant, dispose of, accelerate the vesting of or modify, as applicable, any of its Interests, partnership interests, shares of capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of its Interests, partnership interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its Interests, partnership interests, shares of capital stock, voting securities or equity or equity-based interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of the foregoing; provided that the Partnership may grant awards pursuant to any Partnership Equity Plan in the ordinary course of business to employees below the level of Vice President in connection with hiring new employees or off-cycle promotions and may issue Common Units (x) upon the vesting of awards granted pursuant to any Partnership Equity Plan outstanding on the date of this Agreement or granted thereafter in accordance with the terms of this Agreement and in accordance with the terms of any such Partnership Equity Plan, (y) upon the conversion of Class B Units to Common Units in accordance with the Partnership Agreement and (z) pursuant to and in accordance with the terms of the Partnership Subsidiary Documents relating to the Partnership’s Subsidiaries; (B) redeem, purchase or otherwise acquire any of its outstanding Interests, partnership interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any of its Interests, partnership interests, shares of capital stock, voting securities or equity interests, other than in connection with the forfeiture of, or Tax withholding with respect to, any equity awards granted pursuant to any Partnership Equity Plan; (C) declare, set aside for payment or pay any distribution in respect of any outstanding Common Units, Class A Units, Class B Units, Phantom Units, DERs or other Interests, or otherwise make any payments to its Unitholders in their capacity as such (other than (x) distributions by a direct or indirect wholly owned Subsidiary of the Partnership to its parent, (y) distributions by a Subsidiary in accordance with the applicable Partnership Subsidiary Documents or (z) the Partnership’s regular quarterly distribution in an amount not to exceed $0.92 per Common Unit for the quarter ended June 30, 2015, $0.93 per Common Unit for the quarter ended September 30, 2015 and $0.94 per Common Unit for the quarter ended December 31, 2015), (D) split, combine, subdivide or reclassify any Common Units, Class A Units, Class B Units or other Interests, or (E) sell, transfer or otherwise dispose of the Class A Units held by the Partnership’s Subsidiaries, including by sale, transfer or disposition to another Subsidiary of the Partnership;

(ii) (x) incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money (or enter into a “keep well” or similar agreement with respect to such indebtedness) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Partnership or any of its Subsidiaries, other than (A) borrowings under existing revolving credit facilities in the ordinary course of business or (B) borrowings from the Partnership or any of its wholly owned Subsidiaries by the Partnership or any of its wholly owned Subsidiaries, or (y) prepay or repurchase any long-term indebtedness for borrowed money or debt securities of the Partnership or any of its Subsidiaries (other than (i) revolving indebtedness, (ii) borrowing from the Partnership or any of its wholly owned Subsidiaries or (iii) repayments or repurchases required pursuant to the terms of such indebtedness or debt securities);

(iii) sell, transfer, lease, farmout or otherwise dispose of (including pursuant to a sale leaseback transaction or an asset securitization transaction) (x) any of its properties or assets that do not generate cash on a recurring basis with a fair market value in excess of $25,000,000 in the aggregate and (y) any of its properties or assets that generate cash on a recurring basis (including securities of Subsidiaries) with a fair market value in excess of $25,000,000 except in the case of clause (x), (A) dispositions of obsolete or worthless equipment which is replaced with equipment and materials of comparable or better value and utility, (B) transactions (including sales of oil, natural gas, natural gas liquids, condensate or other liquid or gaseous hydrocarbons or the products therefrom) in the ordinary course of business consistent with past practice, (C) sales, transfers, leases, farmouts or other disposals to or among the Partnership or any of its Subsidiaries or (D) sales, transfers, leases, farmouts or other disposals to or among the Partnership or any of its Subsidiaries, on the one hand, and any other joint ventures or other entities in which the Partnership or any of its Subsidiaries owns an interest, on the other hand, in the ordinary course of business and in an aggregate amount that does not exceed $10,000,000;

(iv) make any capital expenditure or capital expenditures (which will include, any investments by contribution to capital, property transfers, purchase of securities or otherwise) in excess of 110% of the aggregate capital expenditures contemplated by the Partnership’s current capital expenditure plans, except in each case (A) as may be reasonably required to conduct emergency operations, repairs or replacements on any well, pipeline, or other facility or (B) to maintain the safety and integrity of any asset or property in response to any unanticipated and subsequently discovered events, occurrences or developments, in each case consistent with good industry practice;

(v) other than to the extent permitted pursuant to Section 5.2(a)(iv), directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person, other than any such transaction solely among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries or (B) any assets that, in the aggregate, have a purchase price in excess of $50,000,000, other than acquisitions between or among the Partnership and its wholly owned Subsidiaries;

(vi) make any loans or advances to any Person (other than (A) travel, relocation expenses and similar expenses or advances to its employees in the ordinary course of business consistent with past practice and (B) trade credit granted in the ordinary course of business consistent with past practice);

(vii) (x) except (A) for Contracts relating to indebtedness permitted under Section 5.2(a)(ii) and (B) for Commodity Derivative Instruments entered into in compliance with the Risk Management Policy, (1) enter into, renew or amend any Partnership Material Contract or any contract or agreement that would be a Partnership Material Contract if in existence as of the date of this Agreement, as applicable (other than in the ordinary course of business with respect to Partnership Material Contracts referred to in Section 3.14(a)(ii); provided that any such renewals or amendments would not materially adversely impact the Partnership or its Subsidiaries’ economic interests in such Partnership Material Contract), (2) terminate any Partnership Material Contract, or (y) (1) waive any material rights under any Partnership Material Contract, (2) notwithstanding Section 5.2(a)(vii)(x)(1), enter into or extend the term or scope of any Partnership Material Contract that materially restricts the Partnership or any of its Subsidiaries from engaging in any line of business or in any geographic area or (3) enter into any Partnership Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated hereby;

(viii) except as required by the terms, as of the date hereof, of any Partnership Benefit Plan, (A) increase the compensation of any executive officer, (B) pay any bonus or incentive compensation to any Partnership Participant, (C) grant any new equity, equity-based or non-equity-based compensation award except as otherwise expressly provided in this Agreement, including Section 5.2(a)(i) and Section 5.12, (D) enter into, establish, amend or terminate any Partnership Benefit Plan or any other agreement or arrangement which would be a Partnership Benefit Plan if it were in effect on the date of this Agreement, (E) fund any Partnership Benefit Plan or trust relating thereto, (F) enter into, establish, amend, renegotiate or terminate any collective bargaining agreement, or (G) hire any individual at or above the level of Vice President;

(ix) (A) change its taxable year or any method of Tax accounting, (B) make, change or revoke any Tax election, (C) settle or compromise any material liability for Taxes or (D) file any material amended Tax Return;

(x) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xi) amend the Partnership Charter Documents;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of the Partnership);

(xiii) except as provided under any agreement entered into prior to the date of this Agreement or reserved against the financial statements of the Partnership and its Subsidiaries contained in the Partnership SEC Documents and dated as of the Balance Sheet Date, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $25,000,000 in the aggregate; or

(xiv) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger, consolidation or acquisition, which would, or would reasonably be expected to, prevent or in any material respect impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in this Agreement.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in the Parent Disclosure Schedule, (iii) as required by applicable Law, or (iv) as agreed in writing by the Partnership (which consent will not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, Parent will, and will cause each of its Subsidiaries to: (w) conduct its business in the ordinary course of business consistent with past practice, (x) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Parent Material Contracts, (y) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (z) use commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by Parent and its Subsidiaries, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in the Parent Disclosure Schedule, (iii) as required by applicable Law, or (iv) as agreed in writing by the Partnership (which consent will not be unreasonably withheld, delayed or conditioned) during the period from the date of this Agreement to the Effective Time, Parent will not, and will not permit any of its Subsidiaries to:

(i) (A) issue, sell, grant, dispose of, accelerate the vesting of or modify, as applicable, any of its partnership interests, shares of capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of its partnership interests, shares of capital stock, voting securities or equity or equity based interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its partnership interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of the foregoing, other than (w) in connection with the vesting or settlement of any equity or equity-based award that is outstanding on, or granted in the ordinary course of business after, the date of this Agreement in accordance with the terms thereof; (x) as set forth on Section 5.2(b)(i) of the Parent Disclosure Schedule and (y) in connection with an election of Parent GP to maintain its Parent GP Interest following the issuance of additional partner interests; (B) redeem, purchase or otherwise acquire any of its outstanding partnership interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any of its partnership interests, shares of capital stock, voting securities or equity interests, other than (x) in connection with the forfeiture of, or Tax withholding with respect to, any equity or equity-based award that is outstanding on, or granted in the ordinary course of business after, the date of this Agreement in accordance with the terms thereof and (y) in connection with an election of Parent GP to maintain its Parent GP Interest following the issuance of additional partner interests; (C) declare, set aside for payment or pay any distribution in respect of any Parent Units, or otherwise make any payments to its unitholders in their capacity as such (other than (w) dividends or distributions by a direct or indirect Subsidiary of Parent to its parent, (x) Parent’s regular quarterly distribution, including increases in the ordinary course of business consistent with past practice, and associated distributions to the Parent GP (including in satisfaction of incentive distribution rights) or (y) as provided in Section 5.2(b)(i) of the Parent Disclosure Schedule); or (D) split, combine, subdivide or reclassify any of its limited partnership units or other interests;

(ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent or any of its Subsidiaries, other than (A) borrowings by Parent or any of its Subsidiaries in the ordinary course of business consistent with past practice, (B) borrowings under Parent’s existing credit facility or any replacement thereof, (C) refinancing, replacement or amendment of any indebtedness, (D) borrowings from Parent or any of its Subsidiaries by Parent or any of its Subsidiaries or (E) repayments of borrowings from Parent or any of its Subsidiaries by Parent or any of its Subsidiaries and guarantees by Parent or any of its Subsidiaries of indebtedness of Parent or any of its Subsidiaries;

(iii) sell, transfer, lease, farmout or otherwise dispose of (including pursuant to a sale leaseback transaction or an asset securitization transaction) (x) any of its properties or assets that do not generate cash on a recurring basis with a fair market value in excess of $25,000,000 in the aggregate and (y) any of its properties or assets that generate cash on a recurring basis (including securities of Subsidiaries) with a fair market value in excess of $25,000,000 except in the case of clause (x), (A) dispositions of obsolete or worthless equipment which is replaced with equipment and materials of comparable or better value and utility, (B) transactions (including sales of oil, natural gas, natural gas liquids, condensate or other liquid or gaseous hydrocarbons or the products therefrom) in the ordinary course of business consistent with past practice, (C) sales, transfers, leases, farmouts or other disposals to or among Parent or any of its Subsidiaries or (D) sales, transfers, leases, farmouts or other disposals to or among Parent or any of its Subsidiaries, on the one hand, and any other joint ventures or other entities in which Parent or any of its Subsidiaries owns an interest, on the other hand, in the ordinary course of business and in an aggregate amount that does not exceed $10,000,000;

(iv) make any capital expenditure or capital expenditures (which will include, any investments by contribution to capital, property transfers, purchase of securities or otherwise) in excess of 110% of the aggregate capital expenditures contemplated by Parent’s current capital expenditure plans, except in each case (A) as may be reasonably required to conduct emergency operations, repairs or replacements on any well, pipeline, or other facility or (B) to maintain the safety and integrity of any asset or property in response to any unanticipated and subsequently discovered events, occurrences or developments, in each case consistent with good industry practice;

(v) other than to the extent permitted pursuant to Section 5.2(b)(iv), directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person, other than any such transaction solely among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries or (B) any assets that, in the aggregate, have a purchase price in excess of $50,000,000, other than acquisitions between or among Parent and its wholly owned Subsidiaries;

(vi) make any loans or advances to any Person (other than (A) travel, relocation expenses and similar expenses or advances to its employees in the ordinary course of business consistent with past practice and (B) trade credit granted in the ordinary course of business consistent with past practice);

(vii) (x) except for Contracts relating to indebtedness permitted under Section 5.2(b)(ii), (1) enter into, renew or amend any Parent Material Contract or any contract or agreement that would be a Parent Material Contract if in existence as of the date of this Agreement (other than in the ordinary course of business with respect to Parent Material Contracts referred to in Section 4.13(a)(i); provided that any such renewals or amendments would not materially adversely impact Parent’s or its Subsidiaries’ economic interests in such Parent Material Contract) or (2) terminate any Parent Material Contract, or (y) (1) waive any material rights under any Parent Material Contract, (2) notwithstanding Section 5.2(b)(vii)(x)(1), enter into or extend the term or scope of any Parent Material Contract that materially restricts Parent or any of its Subsidiaries from engaging in any line of business or in any geographic area or (3) enter into any Parent Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated hereby;

(viii) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(ix) amend the Parent Charter Documents;

(x) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of Parent);

(xi) except as provided under any agreement entered into prior to the date of this Agreement or reserved against the financial statements of Parent and its Subsidiaries contained in the Parent SEC Documents and dated as of the Balance Sheet Date, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $25,000,000 in the aggregate;

(xii) (A) change its taxable year or any method of Tax accounting, (B) make, change or revoke any Tax election, (C) settle or compromise any material liability for Taxes or (D) file any material amended Tax Return; or

(xiii) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger, consolidation or acquisition, which would, or would reasonably be expected to, prevent or in any material respect impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in this Agreement.

Section 5.3 No Solicitation by the Partnership; Etc.

(a) The Partnership will, and will cause its Subsidiaries and will direct its and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Alternative Proposal, request the return or destruction of all confidential information previously provided to such parties by or on behalf of the Partnership or its Subsidiaries and immediately prohibit any access by any Person (other than Parent and its Representatives) to any physical or electronic data room relating to a possible Alternative Proposal. Except as permitted by this Section 5.3, (x) the Partnership will not, and will cause its Subsidiaries and will direct its and their respective Representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce any inquiries or any proposals that constitute the submission of an Alternative Proposal, (ii) except for a confidentiality agreement permitted pursuant to Section 5.3(b), enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an Alternative Proposal (an “Acquisition Agreement”), or (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the General Partner Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any Alternative Proposal and (y) within five Business Days of receipt of a written request from Parent following the receipt by the Partnership of any Alternative Proposal that has been publicly disclosed or otherwise been made public, the Partnership will publicly reconfirm the General Partner Recommendation; provided, that, in the event that Parent requests such public reconfirmation of the General Partner Recommendation, then the Partnership may not unreasonably withhold, delay (beyond the five Business Day period) or condition the public reconfirmation of the General Partner Recommendation and provided, further that Parent will not be permitted to make such request on more than one occasion in respect of each Alternative Proposal and each material modification to an Alternative Proposal, if any (the taking of any action described in clause (x)(iii) or the failure to take the action described in clause (y) being referred to as an “Adverse Recommendation Change”). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Partnership’s Subsidiaries or Representatives acting by or on behalf of the Partnership will be deemed to be a breach of this Section 5.3 by the Partnership.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date of this Agreement and prior to obtaining the Partnership Unitholder Approval, (i) the Partnership has received a written Alternative Proposal that the General Partner determines is bona fide, (ii) the General Partner, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal and (iii) such Alternative Proposal did not result from a breach of this Section 5.3, then the Partnership or the General Partner, as applicable may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to the Partnership and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (x) the Partnership and its Subsidiaries will not, and will direct their respective Representatives not to, disclose any non-public information to such Person unless the Partnership has, or first enters into, a confidentiality agreement with such Person with confidentiality provisions that are not materially less restrictive taken as a whole to such Person than the provisions of the Confidentiality Agreement are to Parent and (y) the Partnership will provide to Parent non-public information about the Partnership or its Subsidiaries that was not previously provided or made available to Parent substantially concurrently with providing or making available such non-public information to such other Person.

(c) In addition to the other obligations of the Partnership set forth in this Section 5.3, the Partnership will promptly advise Parent, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Partnership in respect of any Alternative Proposal, and will, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and will include with such notice copies of any substantive written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter will promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Partnership will promptly provide Parent with copies of any additional substantive written materials received by the Partnership or that the Partnership has delivered to any third party making an Alternative Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d) Notwithstanding the foregoing, if the Partnership receives a bona fide written Alternative Proposal and such Alternative Proposal (i) constitutes a Superior Proposal and (ii) did not result from a breach of this Section 5.3, then the General Partner may, at any time prior to obtaining the Partnership Unitholder Approval, effect an Adverse Recommendation Change; provided, however, that the General Partner may not effect an Adverse Recommendation Change pursuant to the foregoing unless:

(i) the Partnership has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal and delivering to Parent a copy of (1) the Acquisition Agreement for such Superior Proposal in the form to be entered into and (2) any other relevant proposed transaction agreements), at least five Business Days in advance of its intention to take any such action, unless at the time such notice is otherwise required to be given there are less than five Business Days prior to the Partnership Unitholders Meeting, in which case the Partnership will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal will require a new notice pursuant to this Section 5.3(d) and a new Notice Period, except that such new Notice Period in connection with any material amendment will be for three Business Day from the time Parent receives such notice (as opposed to five Business Days)); and

(ii) during the Notice Period the Partnership has negotiated, and has used reasonable best efforts to cause its financial advisors and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal.

(e) For purposes of this Agreement:

(i) “Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of the Partnership and its Subsidiaries (including securities of Subsidiaries) equal to 25% or more of the Partnership’s consolidated assets or to which 25% or more of the Partnership’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 25% or more of the voting power of the securities of the Partnership, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 25% or more of the voting power of the securities of the Partnership or (D) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Partnership which is structured to permit such Person or group to acquire beneficial ownership of at least 25% of the Partnership’s consolidated assets or voting securities; in each case, other than the transactions contemplated hereby.

(ii) “Superior Proposal” means a bona fide written offer, obtained after the date of this Agreement to acquire, directly or indirectly, more than 50% of the outstanding equity securities of the Partnership or assets of the Partnership and its Subsidiaries on a consolidated basis, made by a third party, which is on terms and conditions which the General Partner determines in its good faith, after consultation with outside counsel and its financial advisors, to be more favorable to the Unitholders from a financial point of view than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

(f) Notwithstanding anything in this Section 5.3 to the contrary, the General Partner may, at any time prior to obtaining the Partnership Unitholder Approval, effect an Adverse Recommendation Change in response to an Intervening Event if the General Partner or its Board of Directors concludes in good faith, after consultation with outside counsel and its financial advisors, that the failure to take such action would be inconsistent with its obligations and the exercise of its duties under applicable Law or the Partnership Agreement. An “Intervening Event” means, with respect to the Partnership, a material event, circumstance, state of facts, occurrence, development or change that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, known or reasonably foreseeable (or, if known, the consequences of which were not reasonably foreseeable as of the date of this Agreement); provided, however, that in no event will the receipt, existence or terms of an Alternative Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

(g) Nothing contained in this Agreement will prevent the Partnership or the General Partner from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal or from making any legally required disclosure; provided that any Adverse Recommendation Change may only be made in accordance with Section 5.3(d). For the avoidance of doubt, a public statement that describes the Partnership’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

(h) From and after the date of this Agreement until the Effective Time, neither the Partnership nor any of its Subsidiaries shall release any Person from, or modify or waive any provision of, any standstill, confidentiality or similar agreement (other than modifications or waivers required to comply with applicable Law), in each case, related to a sale of the Partnership or any of its material Subsidiaries.

Section 5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 5.4(c)), each of Parent, Merger Sub and Parent GP, on the one hand, and the Partnership, on the other hand, will cooperate with the other and use (and will cause each of their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated hereby, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) obtain all necessary consents, approvals or waivers from third parties, provided, however, that notwithstanding anything to the contrary in this Agreement, none of Parent, Merger Sub, Parent GP or the Partnership shall be required to sell, divest, dispose of, license, lease, operate, conduct in a specified manner, hold separate or discontinue or restrict or limit, before or after the Closing Date, any assets, liabilities, businesses, licenses, operations, or interest in any assets or businesses, that would, individually or in the aggregate, have a Material Adverse Effect on the business of Parent and its Subsidiaries, taken as a whole or the Partnership and its Subsidiaries, taken as a whole, respectively. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(b) In furtherance and not in limitation of the foregoing, (i) each of Parent, Merger Sub and Parent GP, on the one hand, and the Partnership, on the other hand (including by their respective Subsidiaries) agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 15 Business Days after the date of this Agreement (unless a later date is mutually agreed to by the parties hereto) and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date); and (ii) the Partnership and Parent will each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated hereby and (y) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that such transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transaction.

(c) Each of Parent, Merger Sub and Parent GP, on the one hand, and the Partnership, on the other hand, will use (and will cause each of their respective Subsidiaries to use) its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby, including any proceeding initiated by a private Person, (ii) promptly inform the other party of (and supply to the other party, subject to applicable Laws relating to the exchange of any such information) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated hereby, (iii) subject to applicable Laws relating to the exchange of any such information, permit the other party to review in advance and incorporate the other party’s reasonable comments in any substantive communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the other party in advance of any substantive meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and teleconferences. Parent and the Partnership will cooperate to develop and implement the strategy for obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and will cooperate in all meetings and communications with any Governmental Authority in connection with obtaining such clearances. Subject to Section 5.6(b), each of Parent, Merger Sub and Parent GP, on the one hand, and the Partnership, on the other hand, will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.4 in a manner so as to preserve the applicable privilege.

Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement will be a joint press release to be reasonably agreed upon by Parent and the Partnership. Thereafter, except (x) in connection with the receipt and existence of a bona fide Alternative Proposal and matters related thereto or (y) following an Adverse Recommendation Change and, in each case, solely to the extent related to such Alternative Proposal or Adverse Recommendation Change, neither the Partnership nor Parent will issue or cause the publication of any press release or other public announcement (including to the extent previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (which consent will not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with the NYSE or other national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party will not issue or cause the publication of such press release or other public announcement without prior consultation with the other party); provided, however, that each party and their respective controlled Affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by Parent or the Partnership in compliance with this Section 5.5.

Section 5.6 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each party will, and will cause each of its Subsidiaries to afford to the other party and its Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, and, to the extent within such party’s control, its accountants, counsel, financial advisors and other Representatives; provided, however, that such access does not unreasonably disrupt the normal operations of such party. Except for disclosures permitted by the terms of the Confidentiality Agreement, dated as of April 1, 2015, between Parent and the Partnership (as it may be amended from time to time, the “Confidentiality Agreement”), each party and its Representatives will hold information received from the other party pursuant to this Section 5.6 in confidence in accordance with the terms of the Confidentiality Agreement.

(b) This Section 5.6 will not require either party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel) of such party would reasonably be expected to result in (i) any violation of any Contract or Law to which such party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that such party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such party’s good faith judgment (after consultation with counsel) adversely affect in any material respect such party’s position in any pending or, what such party believes in good faith (after consultation with counsel) could be, future litigation or (ii) if such party or any of its Subsidiaries, on the one hand, and the other party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (i), the parties hereto will cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel)) reasonably be likely to result in the violation of any such Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which appropriately designated Representatives of the other party will be provided access to such information; provided, further, that the party being requested to disclose the information will (x) notify the other party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such Contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 5.6(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any Contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

(c) No investigation, or information received, pursuant to this Section 5.6 will modify any of the representations and warranties of the parties hereto.

Section 5.7 Notification of Certain Matters. The Partnership will give prompt notice to Parent, and Parent will give prompt notice to the Partnership, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent is reasonably likely to be material to the Partnership or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries and that relate to the transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VI and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VI; provided that, in the case of clauses (iii) and (iv), the failure to comply with this Section 5.7 will not result in the failure to be satisfied of any of the conditions to the Closing in Article VI, or give rise to any right to terminate this Agreement under Article VII, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

Section 5.8 Indemnification and Insurance.

(a) For purposes of this Section 5.8, (i) “Indemnified Person” will mean any person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of the Partnership or any of its Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of the Partnership or any Subsidiary of the Partnership and together with such Person’s heirs, executors or administrators and (ii) “Proceeding” will mean any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

(b) From and after the Effective Time, Parent and the Surviving Entity jointly and severally agree to (i) indemnify and hold harmless against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any Proceeding, and provide advancement of expenses to, all Indemnified Persons to the same extent such Indemnified Persons are indemnified and held harmless pursuant to the terms of the Partnership Charter Documents and (ii) honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Partnership Charter Documents and the Partnership Subsidiary Documents immediately prior to the Effective Time and ensure that the certificate of limited partnership and partnership agreement of the Surviving Entity will, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Partnership and its Subsidiaries than are presently set forth in the Partnership Charter Documents. Any right of indemnification of an Indemnified Person pursuant to this Section 5.8(b) will not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein.

(c) Parent will cause the Surviving Entity to, and the Surviving Entity will, maintain in effect for six years from the Effective Time the Partnership’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (provided that the Surviving Entity may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons); provided, however, that in no event will the Surviving Entity be required to expend pursuant to this Section 5.8(c) more than an amount per year equal to 300% of current annual premiums paid by the Partnership for such insurance (the “Maximum Amount”). In the event that, but for the proviso to the immediately preceding sentence, the Surviving Entity would be required to expend more than the Maximum

Amount, the Surviving Entity will obtain the maximum amount of such insurance as is available for the Maximum Amount. If the Partnership in its sole discretion elects, then, in lieu of the obligations of Parent under this Section 5.8(c), the Partnership may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such; provided that in no event will the cost of such policy exceed twice the Maximum Amount.

(d) The rights of any Indemnified Person under this Section 5.8 will be in addition to any other rights such Indemnified Person may have under the organizational documents of the Partnership, the Surviving Entity or any Subsidiary of the Partnership, indemnification or employment agreements with the Partnership or any Subsidiary of the Partnership or under the DRULPA or other applicable Law. The provisions of this Section 5.8 will survive the consummation of the transactions contemplated hereby for a period of six years and are expressly intended to benefit, and be enforceable by, each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification set forth in this Section 5.8 are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until disposition of all such claims. If Parent and/or the Surviving Entity, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision will be made so that the successors and assigns of Parent and/or the Surviving Entity, as the case may be, will assume the obligations of Parent and the Surviving Entity set forth in this Section 5.8.

Section 5.9 Securityholder Litigation. Other than any Proceeding where Parent is adverse to the Partnership, the Partnership will give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Partnership and/or its General Partner relating to the transactions contemplated hereby, provided that the Partnership will not be required to provide information if doing so would be reasonably expected to threaten the loss of any attorney-client privilege or other applicable legal privilege. The Partnership may not settle any such securityholder litigation without the written consent of Parent, which may not be unreasonably withheld, conditioned or delayed.

Section 5.10 Fees and Expenses. All fees and expenses incurred in connection with the transactions contemplated hereby including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, will be the obligation of the respective party incurring such fees and expenses, except Parent and the Partnership will each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Proxy Statement.

Section 5.11 Section 16 Matters. Prior to the Effective Time, Parent and the Partnership will take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Common Units or acquisitions of Parent Units resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Employee Benefits.

(a) At the Effective Time, Parent will, or will cause one of its Affiliates (including the Surviving Entity and its Subsidiaries) to, continue the employment of (either automatically or through an offer of employment, as necessary) each employee of the Partnership or any of its Subsidiaries as of immediately prior to the Effective Time (each, a “Partnership Employee”). A Partnership Employee who is offered employment pursuant to this Section 5.12(a) and who performs work at his or her principal place of work on the first Business Day following the Closing Date will be deemed for all purposes of this Agreement to have accepted such offer of employment. For a period of one year following the Effective Time, Parent or its applicable Affiliate (including the Surviving Entity and its Subsidiaries) will cause to be provided to each Partnership Employee, for so long as such Partnership Employee remains an employee of Parent, the Surviving Entity or any of their respective Affiliates (i) a base salary or regular hourly wage which is comparable to those base salaries or regular hourly wages of similarly situated employees of the applicable Parent, Surviving Entity or other Affiliate employer and, in any event, the same as or no less favorable than that provided to such Partnership Employee immediately before the Effective Time and (ii) eligibility to participate in employee benefit plans sponsored or maintained by the applicable Parent, Surviving Entity or other Affiliate employer that are at least comparable in the aggregate to those Partnership Benefit Plans (including incentive-based compensation plans) in which such employee participated immediately prior to the Effective Time.

(b) For purposes of vesting, eligibility to participate and benefit entitlement (but excluding benefit accruals under any defined benefit pension arrangements) under the employee benefit plans of the Parent Entities and their Affiliates (including the Surviving Entity and its Subsidiaries) providing benefits to any Partnership Employees after the Effective Time as required pursuant to Section 5.12(a)(ii) (the “New Plans”), each Partnership Employee will be credited with his or her years of service with the Partnership and its Subsidiaries and their respective predecessors, and his or her years of service with any third parties prior to employment with the Partnership and its Subsidiaries to the extent that he or she received such credit with the Partnership or its Subsidiaries, as applicable, before the Effective Time, to the same extent as such Partnership Employee was entitled, before the Effective Time, to credit for such service under any similar Partnership Benefit Plan in which such Partnership Employee participated or was eligible to participate prior to the Effective Time, except to the extent such credit would result in a duplication of benefits. In addition, to the extent such Partnership Employee is eligible to participate in a New Plan pursuant to Section 5.12(a)(ii), and without limiting the generality of the foregoing, (i) Parent will use commercially reasonable efforts (including by directing its third party insurance providers or third party administrators) to waive or cause to be waived any waiting time in any and all New Plans of the same type as any Partnership Benefit Plans in which such Partnership Employee participated before the consummation of the transactions contemplated hereby (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Partnership Employee, Parent will use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such waiting times or conditions would not have been waived under the comparable plans of the Partnership or its Subsidiaries in which such employee participated immediately prior to the Effective Time. Parent will use commercially reasonable efforts to cause the Partnership Employee to be given credit, under the applicable New Plan providing medical, dental, pharmaceutical and/or vision benefits, for amounts paid prior to the Effective Time during the year in which the Effective Time occurs under a corresponding Old Plan during the same period for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents as though such amounts had been paid in accordance with the terms and conditions of the New Plan.

(c) Prior to the Effective Time, the Partnership will take all actions necessary to terminate (i) all of the Partnership Equity Plans effective at the Effective Time so that, after the Effective Time, no Phantom Units or other rights with respect to Common Units or other Partnership Securities will be granted thereunder and (ii) the MarkWest Hydrocarbon 401(k) Savings and Profit Sharing Plan (the “Partnership 401(k) Plan”) effective at the Effective Time, in each case contingent upon the Closing. Effective as of or as soon as reasonably practicable following the Effective Time, Parent or its applicable Affiliate shall establish or designate a Benefit Plan sponsored by Parent or its applicable Affiliate qualified under Section 401(a) of the Code and containing a Section 401(k) cash arrangements (the “Parent 401(k) Plan”) that shall accept the direct rollover of distributions from the Partnership 401(k) Plan to participants in the Partnership 401(k) Plan, including in-kind distributions of loan notes. Parent and its Affiliates (including the Surviving Entity) shall take all actions necessary to ensure that (A) the Parent 401(k) Plan accepts the in-kind rollover of participant loans from the Partnership 401(k) Plan to the Parent 401(k) Plan, as described in the preceding sentence, and (B) such employees have the opportunity to continue to make scheduled loan payments pending the rollover of the notes evidencing such loans.

(d) From and after the Effective Time, Parent and its Affiliates (including the Surviving Entity and its Subsidiaries) shall honor each Partnership Benefit Plan listed in Section 3.11(g) of the Partnership Disclosure Schedule that is identified as an “Employment Agreement” in accordance with its terms as in effect immediately prior to the Effective Time. For the avoidance of doubt, all parties hereto hereby acknowledge that the consummation of the transactions contemplated hereby constitute (i) a “change of control” for purposes of any Partnership Benefit Plan listed on Section 3.11(g) of the Partnership Disclosure Schedule that is identified as an “Employment

Agreement” and (ii) a “corporate transaction” as defined in Section 2.10 of the Partnership 2008 Long-Term Incentive Plan for purposes of such plan and any outstanding awards granted thereunder.

(e) Parent or its applicable Affiliate (including the Surviving Entity and its Subsidiaries) shall provide to each Partnership Employee who remains employed through the applicable payment or grant date, as applicable, with payment or awards with respect to such employee’s annual cash bonus and long-term Phantom Unit award in respect of the Partnership’s 2015 calendar year in accordance with the terms set forth in Section 5.12(e) of the Partnership Disclosure Schedule.

(f) Nothing in this Section 5.12, expressed or implied, will (i) subject to Parent’s or its applicable Affiliate’s (including the Surviving Entity and its Subsidiaries) obligations under Section 5.12(a)(ii) with respect to severance, confer upon any Partnership Employee or any other Person any right to continue in the employ or service of Parent, the Surviving Entity or any Affiliate of Parent, or will interfere with or restrict in any way the rights of Parent, the Surviving Entity or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Partnership Employee or any Person at any time for any reason whatsoever, with or without cause, (ii) constitute an amendment to any Partnership Benefit Plan or any employee benefit or compensation plan of Parent or any of its Affiliates, or (iii) subject to Parent’s or its applicable Affiliate’s (including the Surviving Entity and its Subsidiaries) obligations under Section 5.12, including paragraphs (a), (d) and (e), obligate Parent, the Surviving Entity or any Affiliate of Parent to maintain any particular compensation or benefit plan, program arrangement, policy or contract. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.12 will create any third party rights in any current or former service provider of the Partnership or its affiliates (or any beneficiaries or dependents thereof).

Section 5.13 Listing. Parent will cause the Parent Units to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing.

Section 5.14 Distributions. After the date of this Agreement until the Effective Time, each of Parent and the Partnership will coordinate with the other regarding the declaration of any distributions in respect of Parent Units, Common Units, Class A Units and Class B Units and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Common Units, Class A Units or Class B Units will not receive, for any quarter, distributions both in respect of Common Units, Class A Units or Class B Units and also distributions in respect of Parent Units that they receive in exchange therefor in the Merger (or fail to receive a distribution in respect of both the Common Units, Class A Units or Class B Units, on the one hand, and the Parent Units, on the other hand), but that they will receive for any such quarter either: (i) only distributions in respect of Common Units, Class A Units or Class B Units or (ii) only distributions in respect of Parent Units that they receive in exchange therefor in the Merger.

Section 5.15 Certain Organizational Matters.

(a) Prior to the Closing, MPC and Parent shall take all actions as are necessary and appropriate to effect the matters set forth on Exhibit A hereto.

(b) MPC shall contribute the cash to be utilized by Parent for purposes of paying the Cash Consideration and no new equity interests (or subscriptions, options, warrants, or other rights to acquire any such equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such equity interests) in Parent or any of its Subsidiaries will be paid to or received by MPC in exchange therefor; provided, however, that for the avoidance of doubt, the foregoing shall not impose any limitations on existing incentive distribution rights, such Cash Consideration being contributed with respect to MPC’s existing interests in Parent (including incentive distribution rights) and not in consideration of new units or other equity interests in Parent.

(c) Prior to the Closing, MPC and Parent shall take all actions as are necessary and appropriate to amend the Parent Charter Documents to allow for the creation and issuance of the Parent Class A Units and the Parent Class B Units.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Partnership Unitholder Approval. The Partnership Unitholder Approval shall have been obtained in accordance with applicable Law, the certificate of limited partnership of the Partnership and the Partnership Agreement;

(b) Regulatory Approval. Any waiting period applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired;

(c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated hereby or making the consummation of the transactions contemplated hereby illegal;

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

(e) Unit Listing. The Parent Units deliverable to the Unitholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Partnership contained in Section 3.3, Section 3.6(a), Section 3.18, Section 3.19 and Section 3.20 shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Partnership contained in Section 3.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of the Partnership set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Partnership by an executive officer of the Partnership to such effect.

(b) Performance of Obligations of the Partnership. The Partnership shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Partnership by an executive officer of the Partnership to such effect.

(c) Tax Opinion. Parent shall have received an opinion of Jones Day dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) no Parent Entity will recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), (ii) no gain or loss will be recognized by holders of Parent Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), and (iii) at least 90% of the combined gross income of each of Parent and the Partnership for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available are from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the Parent Entities and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request.

Section 6.3 Conditions to Obligation of the Partnership to Effect the Merger. The obligation of the Partnership to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent contained in Section 4.3(a), Section 4.3(b), Section 4.3(c), Section 4.6(a), Section 4.15 and Section 4.16 shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of Parent contained in Section 4.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of Parent set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not have, individually or in the aggregate, a Parent Material Adverse Effect. The Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of the Parent Entities. The Parent Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Tax Opinion. (i) The Partnership shall have received an opinion of Vinson & Elkins LLP dated as of the Closing Date to the effect that for U.S. federal income tax purposes:

(A) the Partnership will not recognize any income or gain as a result of the Merger;

(B) holders of Common Units will not recognize any income or gain as a result of the Merger (other than any gain resulting from the receipt of Cash Consideration, the receipt of cash in lieu of fractional Parent Units pursuant to Section 2.2(h) or any constructive distribution of cash as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); and

(C) at least 90% of the combined gross income of each of Parent and the Partnership for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available are from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

(ii) In rendering such opinions, Vinson & Elkins LLP shall be entitled to receive and rely upon representations of officers of the Parent Entities and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request.

Section 6.4 Frustration of Closing Conditions. None of the Partnership or any of the Parent Entities may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was primarily caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, or other breach of or noncompliance with this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time as follows:

(a) by the mutual written consent of the Partnership and Parent;

(b) by either of the Partnership or Parent:

(i) if the Closing has not been consummated on or before December 31, 2015 (the “Outside Date”); provided, however, that the right to terminate this

Agreement under this Section 7.1(b)(i) will not be available to Parent, on the one hand, or the Partnership, on the other hand, if the Closing has not been consummated on or before the Outside Date due, in whole or in part, to the failure of a Parent Entity, on the one hand, or the Partnership, on the other hand, to perform any of its obligations under this Agreement;

(ii) if any Restraint having the effect set forth in Section 6.1(c) is in effect and will have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) will not be available to Parent, on the one hand, or the Partnership, on the other hand, if such Restraint was due, in whole or in part, to the failure of a Parent Entity, on the one hand, or the Partnership, on the other hand, to perform any of its obligations under this Agreement; or

(iii) if the Partnership Unitholder Approval has not been obtained at the Partnership Unitholders Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) by Parent:

(i) if an Adverse Recommendation Change has occurred;

(ii) prior to the receipt of the Partnership Unitholder Approval, if the Partnership has (a) materially breached or failed to perform any of its obligations pursuant to the first two sentences of Section 5.1(b) or (b) materially breached or failed to perform any of its material obligations pursuant to Section 5.3; provided that Parent will not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(iii) if the Partnership has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Partnership set forth in this Agreement will fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (B) is incapable of being cured, or is not cured, by the Partnership within 30 days following receipt of written notice from Parent of such breach or failure; provided that Parent will not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(d) by the Partnership:

(i) if Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement will fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (B) is incapable of being cured, or is not cured, by Parent within 30 days following receipt of written notice from the Partnership of such breach or failure; provided that the Partnership will not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Partnership is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof must be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement will forthwith become null and void (other than the provisions in Sections 5.10, 7.2 and 7.3, in the first sentence of Sections 3.19 and 4.15, in the last sentence of Section 5.6(a), and the provisions in Article VIII, all of which will survive termination of this Agreement), and there will be no liability on the part of any Parent Entity or the Partnership or their respective directors, officers and Affiliates, except (a) as liability may exist pursuant to the Sections specified in the immediately preceding parenthetical that survive such termination and (b) nothing shall relieve any party from liability for fraud or any Willful Breach of this Agreement.

Section 7.3 Fees and Expenses.

(a) In the event that (A) an Alternative Proposal will have been publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Partnership Unitholders Meeting (or, if the Partnership Unitholders Meeting will not have occurred, prior to the termination of this Agreement pursuant to Section 7.1(b)(i)), (B) this Agreement is terminated by the Partnership or Parent pursuant to Section 7.1(b)(i) prior to the satisfaction of the condition set forth in Section 6.1(a), or pursuant to Section 7.1(b)(iii), and (C) the Partnership enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within 12 months after the date this Agreement is terminated, then the Partnership will pay to Parent a termination fee equal to $625,000,000 (the “Termination Fee”), upon the earlier of the public announcement that the Partnership has entered into such definitive agreement or the consummation of any such transaction; provided, that for purposes of clauses (A) and (C) of this Section 7.3(a), the references to “25%” in the definition of Alternative Proposal shall be deemed to be references to “50%”.

(b) In the event this Agreement is terminated (A) by Parent pursuant to Section 7.1(c)(i) or Section 7.1(c)(ii), or (B) by the Partnership pursuant to Section 7.1(b)(iii) in a case where an Adverse Recommendation Change has occurred, then, in the case of both clauses (A) and (B), the Partnership will pay to Parent the Termination Fee within two Business Days after the date of termination.

(c) Any payment of the Termination Fee will be made in cash by wire transfer of same day funds to an account designated in writing by Parent.

(d) In the event that the Partnership fails to pay the Termination Fee required pursuant to this Section 7.3 when due, such fee will accrue interest for the period commencing on the date such fee became past due, at a rate equal to the legal rate of interest provided for in Section 2301 of Title 6 of the Delaware Code. In addition, if the Partnership fails to pay the Termination Fee when due, the Partnership will also pay all of Parent’s reasonable costs and expenses (including reasonable attorneys’ fees) in connection with efforts to collect such fee. The Partnership acknowledges that the provisions of this Section 7.3 are an integral part of the transactions contemplated hereby and that, without these agreements, the Parent Entities would not enter into this Agreement. The parties agree that in the event that the Partnership pays the Termination Fee to Parent, the Partnership will have no further liability to any Parent Entity of any kind in respect of this Agreement and the transactions contemplated hereby, and that in no event will the Partnership be required to pay the Termination Fee on more than one occasion.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival, Etc. The representations, warranties and agreements in this Agreement will terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II and Sections 5.8, 5.10 and 5.12 and any other agreement in this Agreement that contemplates performance after the Effective Time will survive the Effective Time and those set forth in Sections 5.10, 7.2 and 7.3, in the last sentence of Section 5.6(a) and this Article VIII will survive termination of this Agreement. The Confidentiality Agreement will (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

Section 8.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Partnership Unitholder Approval, by written agreement of the parties hereto; provided, however, that following approval of the Merger and the other transactions contemplated hereunder by the Unitholders, there will be no amendment or change to the provisions of this Agreement which by Law would require further approval by the Unitholders without such approval.

Section 8.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Partnership or any Parent Entity in exercising any right hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment will relieve Parent, Parent GP or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section will be null and void.

Section 8.5 Counterparts. This Agreement may be executed in counterparts (each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement) and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Partnership Disclosure Schedule, the Support Agreement, the Lock-Up Agreement, the Parent Disclosure Schedule, and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) will not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b), (i) the provisions of Section 5.8 and Section 8.12 and (ii) the right of the Partnership’s Unitholders and holders of Canceled Awards to receive the Common Merger Consideration, Class A Consideration or Class B Consideration, as applicable after the Closing (a claim by the Unitholders and holders of Canceled Awards with respect to which may not be made unless and until the Closing will have occurred). Except for the representations and warranties set forth (A) in Article III, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty with respect to the Partnership or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby and (B) in Article IV, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to the Parent Entities or with respect to any other information provided to the Partnership in connection with the transactions contemplated hereby. Without limiting the generality of the foregoing, (x) neither the Partnership nor any other Person will have or be subject to any liability or other obligation to the Parent Entities or any other Person, nor shall any Parent Entity have any other rights with respect to this Agreement resulting from the distribution to the Parent Entities (including their respective Representatives), or the Parent Entities’ (or such Representatives’) use of, any such information and (y) neither Parent nor any other Person will have or be subject to any liability or other obligation to the Partnership or any other Person, nor shall the Partnership have any other rights with respect to this Agreement resulting from the distribution to the Partnership (including its Representatives), or the Partnership’s (or such Representatives’) use of, any such information, including, in the case of each of clauses (x) and (y), any information, documents, projections, forecasts or other materials made available to the Partnership or the Parent Entities, as applicable, in any “data rooms” or management presentations in expectation of the Merger.

Section 8.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. The parties hereto further agree that the mailing by certified or registered mail, return receipt requested, to the addresses set forth in Section 8.9 of any process required by any such court will constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR

THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 8.8 Specific Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.8 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.9 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and will be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 8.9 or facsimile at the facsimile telephone number specified in this Section 8.9, in either case, prior to 5:00 p.m. (New York City time) on a Business Day and, in each case, a copy is sent on such Business Day by nationally recognized overnight courier service, (b) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 8.9 or facsimile at the facsimile telephone number specified in this Section 8.9, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (c) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (a) and (b) above), or (d) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications will be as follows:

If to MPC, Parent GP, Parent or Merger Sub, to:

MPLX LP

539 South Main Street

Findlay, OH 45840

Facsimile: (419) 421-3124

Email: jmwilder@marathonpetroleum.com

Attn:   General Counsel

with a copy (which will not constitute notice) to:

Jones Day

717 Texas Ave., Suite 3300

Houston, Texas 77002

Facsimile: (832) 239-3600

Email: jaschlegel@jonesday.com

Attn:   Jeff Schlegel

If to the Partnership, to:

MarkWest Energy Partners, L.P.

1515 Arapahoe Street, Tower 1, Suite 1600

Denver, CO 80202

Facsimile: (303) 925-9308

Email: cbromley@markwest.com

Attn:   General Counsel

with a copy (which will not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Fax: (212) 474-3700

Attention: Richard Hall

                 Robert I. Townsend III

Section 8.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Benefit Plan” means (i) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and (ii) any other compensation or employee benefit plan, program, policy, agreement or other arrangement, whether or not subject to ERISA, including any cash, equity purchase, equity or equity-based, employment, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, relocation, loan, fringe benefit, severance, retirement, pension, savings, or termination plan, program, policy, agreement or other arrangement, other than any Multiemployer Plan.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Class A Unit” means a Partnership Security representing a fractional part of the Interests of all limited partners of the Partnership and Assignees (as such term is defined in the Partnership Agreement) (but does not include Common Units), and having the rights and obligations specified with respect to Class A Units in the Partnership Agreement, which will be identical to the rights and obligations of the Common Units except the Class A Units (i) will not have the right to vote on, approve or disapprove, or otherwise consent or not consent with respect to any matter (including mergers, share exchanges and similar statutory authorizations) except as otherwise required by any non-waivable provision of law, and (ii) will not share in any Hydrocarbon Items or any Hydrocarbon Available Cash (as such terms are defined in the Partnership Agreement).

“Class B Unit” means a Partnership Security representing a fractional part of the Interests of all limited partners of the Partnership and Assignees (as such term is defined in the Partnership Agreement) (but does not include Common Units), and having the rights and obligations specified with respect to the Class B Units in the Partnership Agreement. The term “Class B Unit” includes Partnership Securities designated as Class B-1 Units, Class B-2 Units, Class B-3 Units, Class B-4 Units and Class B-5 Units.

“Commodity Derivative Instrument” means each Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate the fluctuations in the prices of commodities, including oil, natural gas, natural gas liquids, condensate or other liquid or gaseous hydrocarbons or the products therefrom.

“Common Unit” means a Partnership Security (including Converted Common Units (as such term is defined in the Partnership Agreement)) representing a fractional part of the Partnership Interests of all limited partners of the Partnership and Assignees (as such term is defined in the Partnership Agreement) and having the rights and obligations specified with respect to Common Units in the Partnership Agreement, but does not include (a) any Class A Unit or (b) any Class B Unit prior to its conversion into a Converted Common Unit pursuant to the terms of the Partnership Agreement.

“Common Unitholders” mean the holders of the Common Units.

“DER” means an outstanding distribution equivalent right that was granted under the Partnership Equity Plans.

“DLLCA” means the Delaware Limited Liability Partnership Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person, would be deemed, or has in the last six years been deemed, a “single employer” under Section 4001(b) of ERISA or Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Distribution Rights” means a Parent Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in the Parent Partnership Agreement, as in effect on the date of this Agreement.

“Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services (other than in the ordinary course of business and payable in accordance with customary practices), (iii) any obligations of such Person evidenced by a note, bond, debenture or similar instrument, (iv) all obligations, contingent or otherwise, in respect of letters of credit, surety bonds, performance bonds or acceptances issued or created for the account of such Person, (v) obligations of such Person in respect of interest rate protection agreements, interest rate futures, interest rate options, interest rate caps and any other similar arrangement designed to provide protection against fluctuations in interest or currency rates and (vi) all indebtedness or obligations of the types referred to in the preceding clauses (i) through (v) to the extent (A) secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof or (B) guaranteed, directly or indirectly, in any manner by such Person.

“Interests” means the ownership interest of a limited partner or the General Partner in the Partnership, which may be evidenced by Common Units, Class A Units, Class B Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such limited partner or General Partner is entitled as provided in the Partnership Agreement, together with all obligations of such limited partner to comply with the terms and provisions of the Partnership Agreement.

“Knowledge” (i) when used with respect to the Partnership, means the actual knowledge of those individuals listed on Section 8.11(a) of the Partnership Disclosure Schedule and (ii) when used with respect to Parent, means the actual knowledge of those individuals listed on Section 8.11(a) of the Parent Disclosure Schedule.

“Marcellus Segment” means the Partnership’s Marcellus operating segment as described in the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

“Material Adverse Effect” means, when used with respect to a Person, any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following will be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which such Person operates; (ii) the execution, announcement or pendency of this Agreement or the consummation of the transactions contemplated hereby (provided that the exception in this clause (ii) will not apply to any representation or warranty set forth in Article III or Article IV that addresses the consequences of the execution, announcement or pendency of this Agreement or the consummation of the transactions contemplated hereby); (iii) any change in the market price or trading volume of the limited partnership interests of such Person (it being understood and agreed that the foregoing will not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other acts of God; (v) changes in any Laws or regulations applicable to such Person or applicable accounting regulations or principles or the interpretation thereof; (vi) any legal proceedings commenced by or involving any current or former holder of equity interests in the Partnership (on their own or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby and (vii) changes, effects, events or occurrences generally affecting the prices of oil, natural gas liquids or coal; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above will be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such state of affairs, changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, as compared to other companies operating in the industries in which such Person and its Subsidiaries operate.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Northeast Segment” means the Partnership’s Northeast operating segment as described in the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

“NYSE” means the New York Stock Exchange.

“Outstanding” means, with respect to Partnership Securities as of any date of determination, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that no Partnership Securities held by the Partnership or any of its wholly owned Subsidiaries will be considered Outstanding.

“Parent Class A Unit” means a new class of units of Parent containing substantially similar rights and obligations as those of the Class A Units.

“Parent Class B Unit” means a new class of units of Parent containing substantially similar rights and obligations as those of the Class B Units, other than as contemplated by the Lock-Up Agreement.

“Parent Limited Partner” a Limited Partner as defined in the Parent Partnership Agreement.

“Parent Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of Parent, as amended or supplemented from time to time.

“Parent Unit” means a Common Unit of Parent as defined in the Parent Partnership Agreement.

“Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the Partnership, as amended or supplemented from time to time.

“Partnership Benefit Plan” means any Benefit Plan sponsored, maintained, contributed to or required to be contributed to by the Partnership or any of its Subsidiaries for the benefit of any Partnership Participant, or with respect to which the Partnership or its Subsidiaries have any current or contingent liability.

“Partnership Equity Plans” means any plans of the Partnership or its Subsidiaries providing for the compensatory grant of awards of Common Units or awards denominated, in whole or in part, in Common Units, including the Partnership 2008 Long-Term Incentive Plan.

“Partnership Joint Ventures” means MarkWest Utica EMG, L.L.C., Ohio Gathering Company, L.L.C., MarkWest Utica EMG Condensate, L.L.C., Ohio Condensate Company, L.L.C. and MarkWest Pioneer, L.L.C.; provided that, for the avoidance of doubt, such term shall not include any other entity in which the Partnership or any of its Subsidiaries (without reference to the second sentence of the definition thereof) owns an interest, whether or not such entity is operated by the Partnership or any of its Subsidiaries.

“Partnership Registration Rights Agreement” means the Registration Rights Agreement dated as of December 29, 2011 between the Partnership and M&R MWE Liberty, LLC.

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, Class A Units and Class B Units.

“Partnership Subsidiary Documents” means the certificates of limited partnership and partnership agreements (or comparable organizational documents) of each of the Partnership’s Subsidiaries.

“Permitted Liens” means (i) liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, not delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the financial statements of the applicable Person in conformity with GAAP consistently applied, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the ordinary course of business consistent with past practice, in each case securing amounts no more than 30 days past due; (iii) with respect to real property: easements, licenses, covenants rights-of-way and other similar restrictions incurred in the ordinary course of business and appearing in the public record, none of which materially detract from the value of, or marketability of, such real property; (iv) Liens imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) Liens that relate to zoning, entitlement and other land use and environmental Laws; (vii) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property; (viii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Authorities in the ordinary course; (viii) any Laws affecting any location where the Company or any Subsidiary of the Company conducts business; (ix) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of any real property; and (x) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway; provided that no Permitted Lien will materially interfere with the current use by the Partnership or any of its Subsidiaries of the assets, properties or rights affected thereby;

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Phantom Unit” means an award of phantom Common Units granted under a Partnership Equity Plan.

“Risk Management Policy” means the Risk Management Policy of the Partnership as adopted by the General Partner and in effect on the date of this Agreement; provided, that the Risk Management Policy may only be amended or modified after the date of this Agreement by the General Partner or a committee thereof with the prior written consent of Parent, unless otherwise required by applicable Law.

“SEC” means the Securities and Exchange Commission.

“Southwest Segment” means the Partnership’s Southwest operating segment as described in the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests or, in the case of a limited liability company, the managing member) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. For purposes of this Agreement, when used with respect to the Partnership, the term “Subsidiary” will include the Partnership Joint Ventures; provided that with respect to any reference in this Agreement to the Partnership causing any Subsidiary that is not wholly owned to take any action or not to take any action, such reference will only require the Partnership to use reasonable best efforts to cause such Subsidiary to take such action or not take such action to the extent (x) the Partnership or its other Subsidiaries have the power to cause such Subsidiary to take such action or not take such action under the organizational documents and governance arrangements of such Subsidiary, (y) the exercise of such power is not prohibited by the organizational documents and governance arrangements of such Subsidiary or any other contractual arrangements between such Subsidiary and the Partnership and its wholly owned Subsidiaries, and (z) the exercise of such power is not inconsistent with the Partnership’s or its other Subsidiaries’ duties (fiduciary or otherwise) to such Subsidiary or any of their equity holders; provided, further, that, for the avoidance of doubt, when used with respect to the Partnership, the term “Subsidiary” will not include Bright Star Partnership, East Texas Bulldog NGL Pipeline, LLC, Centrahoma Processing LLC, West Relay Gathering Company, L.L.C., MarkWest Poet, L.L.C., Wirth Gathering Partnership or Panola Pipeline Company, LLC.

“Unit Majority” means at least a majority of the Outstanding Voting Units as defined in the Partnership Agreement.

“Unitholder” means the Common Unitholders, holders of Class A Units and holders of Class B Units.

“Utica Segment” means the Partnership’s Utica operating segment as described in the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

“Willful Breach” means (i) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or intentional omission undertaken by the breaching party (or, in the case of Section 5.3 with respect to the Partnership, the consequence of an act or omission of a Subsidiary of the Partnership, or of a Representative of the Partnership) with the Knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of such covenant or agreement and (ii) the failure by any party to consummate the transactions contemplated hereby after all of the conditions set forth in Article VI have been satisfied or waived (by the party entitled to waive any such applicable conditions).

The following terms are defined on the page of this Agreement set forth after such term below:

Acquisition Agreement	§ 5.3(a)
Adverse Recommendation Change	§ 5.3(a)
Affiliate	§ 8.11(a)
Agreement	Preamble
Alternative Proposal	§ 5.3(e)(i)
Antitrust Laws	§ 5.4(a)
Balance Sheet Date	§ 3.5(d)
Benefit Plan	§ 8.11(a)
Book-Entry Units	§ 2.1(f)
Business Day	§ 8.11(a)
Canceled Award	§ 2.1(e)
Cash Consideration	§ 2.1(a)
Certificate	§ 2.1(f)
Certificate of Merger	§ 1.3
Class A Consideration	§ 2.1(a)
Class A Exchange Ratio	§ 2.1(a)
Class A Unit	§ 8.11(a)
Class B Consideration	§ 2.1(a)
Class B Exchange Ratio	§ 2.1(a)
Class B Unit	§ 8.11(a)
Closing	§ 1.2
Closing Date	§ 1.2
Code	§ 2.2(j)
Commodity Derivative Instrument	§ 8.11(a)
Common Merger Consideration	§ 2.1(a)
Common Unit	§ 8.11(a)
Common Unit Equity Consideration	§ 2.1(a)
Common Unitholders	§ 8.11(a)
Confidentiality Agreement	§ 5.6(a)
Contract	§ 3.3(b)
DER	§ 8.11(a)
DLLCA	§ 8.11(a)
DRULPA	§ 8.11(a)
Effective Time	§ 1.3
Environmental Law	§ 3.13(b)
Environmental Permits	§ 3.13(a)
ERISA	§ 8.11(a)
ERISA Affiliate	§ 8.11(a)
Excess Units	§ 2.2(h)
Exchange Act	§ 3.4
Exchange Agent	§ 2.2(a)
Exchange Fund	§ 2.2(b)
Exchange Ratio	§ 2.1(a)

Fractional Unit Proceeds	§ 2.2(h)
Fully Diluted Cash Consideration	§ 2.1(a)
GAAP	§ 8.11(a)
General Partner	Recitals
General Partner Recommendation	§ 5.1(b)
Governmental Authority	§ 8.11(a)
Hazardous Substance	§ 3.13(c)
HSR Act	§ 8.11(a)
ICA	§ 3.21(b)
Incentive Distribution Rights	§ 8.11(a)
Indebtedness	§ 8.11(a)
Indemnified Person	§ 5.8(a)
Interests	§ 8.11(a)
Intervening Event	§ 5.3(f)
Knowledge	§ 8.11(a)
Law	§ 3.8(a)
Laws	§ 3.8(a)
Liens	§ 3.1(c)
Lock-Up Agreement	Recitals
Marcellus Segment	§ 8.11(a)
Material Adverse Effect	§ 8.11(a)
Maximum Amount	§ 5.8(c)
Merger	§ 1.1
Merger Sub	Preamble
MPC	Preamble
MPC Charter Documents	§ 4.1(d)
Multiemployer Plan	§ 8.11(a)
New General Partner	2.1(b)
New Plans	§ 5.12(b)
NGA	§ 3.21(a)
Northeast Segment	§ 8.11(a)
Notice Period	§ 5.3(d)(i)
NYSE	§ 8.11(a)
Old Plans	§ 5.12(b)
Outside Date	§ 7.1(b)(i)
Outstanding	§ 8.11(a)
Parent	Preamble
Parent 401(k) Plan	§ 5.12(c)
Parent Charter Documents	§ 4.1(d)
Parent Class A Unit	§ 8.11(a)
Parent Class B Unit	§ 8.11(a)
Parent Disclosure Schedule	Article IV
Parent Entities	Preamble
Parent Financial Advisor	§ 4.14
Parent GP	Preamble
Parent GP Interest	§ 4.2(a)

Parent Limited Partner	§ 8.11(a)
Parent Material Adverse Effect	§ 4.1(a)
Parent Material Contracts	§ 4.13(a)
Parent Partnership Agreement	§ 8.11(a)
Parent Permits	§ 4.8(b)
Parent SEC Documents	§ 4.5(a)
Parent Subsidiary Documents	§ 4.1(d)
Parent Sub-Units	§ 4.2(a)
Parent Unit	§ 8.11(a)
Partnership	Preamble
Partnership 401(k) Plan	§ 5.12(c)
Partnership Agreement	§ 8.11(a)
Partnership Benefit Plan	§ 8.11(a)
Partnership Charter Documents	§ 3.1(d)
Partnership Disclosure Schedule	Article III
Partnership Employee	§ 5.12(a)
Partnership Equity Plans	§ 8.11(a)
Partnership Fairness Opinions	§ 3.18
Partnership Financial Advisor	§ 3.18
Partnership Intellectual Property	§ 3.16
Partnership Joint Ventures	§ 8.11(a)
Partnership Material Adverse Effect	§ 3.1(a)
Partnership Material Contract	§ 3.14(a)
Partnership Participant	§ 3.11(g)
Partnership Permits	§ 3.8(b)
Partnership Registration Rights Agreement	§ 8.11(a)
Partnership SEC Documents	§ 3.5(a)
Partnership Security	§ 8.11(a)
Partnership Subsidiary Documents	§ 8.11(a)
Partnership Unitholder Approval	§ 3.3(c)
Partnership Unitholders Meeting	§ 5.1(b)
Permit	§ 3.8(b)
Permitted Liens	§ 8.11(a)
Person	§ 8.11(a)
Phantom Unit	§ 8.11(a)
Proceeding	§ 5.8(a)
Proxy Statement	§ 3.4
Registration Statement	§ 3.9
Regular Distribution	§ 2.1(f)
Representatives	§ 5.3(a)
Restraints	§ 6.1(c)
rights-of-way	§ 3.15(b)
Risk Management Policy	§ 8.11(a)
SEC	§ 8.11(a)
Securities Act	§ 3.1(c)
Southwest Segment	§ 8.11(a)

Subsidiary	§ 8.11(a)
Superior Proposal	§ 5.3(e)(ii)
Support Agreement	Recitals
Surviving Entity	§ 1.1
Tax	§ 3.10(b)
Tax Return	§ 3.10(b)
Taxes	§ 3.10(b)
Termination Fee	§ 7.3(a)
Unit Majority	§ 8.11(a)
Unit Proceeds	§ 2.2(h)
Unitholder	§ 8.11(a)
Utica Segment	§ 8.11(a)
Willful Breach	§ 8.11(a)

Section 8.12 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference will be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All accounting terms not specifically defined herein will be construed in accordance with GAAP. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” Reference to “dollars” or “$” shall be deemed reference to the lawful money of the United States of America.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

Section 8.13 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or Affiliate of any party hereto or any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) will have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 8.13 will limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARENT:

MPLX LP

By:	MPLX GP LLC,
its general partner

	By:	/s/ Gary R. Heminger
Name: G.R. Heminger
Title: Chairman and Chief Executive Officer

PARENT GP:

MPLX GP LLC

By:	/s/ Gary R. Heminger
	Name:	G.R. Heminger
	Title:	Chairman and Chief Executive Officer

MERGER SUB:

SAPPHIRE HOLDCO LLC

By:	/s/ Pamela K.M. Beall
	Name:	P.K.M. Beall
	Title:	President

SAPPHIRE PARENT:

MARATHON PETROLEUM CORPORATION

By:	/s/ Gary R. Heminger
Name:	G.R. Heminger
Title:	President and Chief Executive Officer

PARTNERSHIP:

MARKWEST ENERGY PARTNERS, L.P.

By:	MarkWest Energy GP, L.L.C.
its general partner

	By:	/s/ Frank M. Semple
		Name:	Frank M. Semple
		Title:	Chairman, President and Chief Executive Officer

Exhibit A

Prior to the Closing, Parent and MPC shall take all actions as are necessary and appropriate (a) to cause the size of the Board of Directors of Parent GP to be increased to 12 and to appoint two directors identified by the Partnership to the Board of Directors of Parent GP, one of which directors shall be independent for purposes of the NYSE, and (b) to appoint one director identified by the Partnership to the Board of Directors of MPC, in each case effective immediately following the Closing. When the next vacancy arises on the Board of Directors of Parent GP, Parent also agrees to fill such vacancy by first considering the nomination of an individual who, as of the date hereof, is an independent director of the General Partner.

Parent shall take all actions as are necessary and appropriate to appoint (a) Randy Nickerson to be Executive Vice President, Corporate Strategy at MPC and (b) the following persons to the positions at Parent GP set forth opposite their names, in each case effective immediately following the Closing:

Officer:	Position

Frank Semple	Vice Chairman
Nancy Buese	Executive Vice President and Chief Financial Officer
John Mollenkopf	Executive Vice President and Chief Operating Officer
Corwin Bromley	Executive Vice President, General Counsel (CLO) and Secretary
Gregory Floerke	Executive Vice President and Chief Commercial Officer

Mr. Semple shall report directly to the Chairman of Parent GP, and Ms. Buese and Messrs. Mollenkopf, Bromley, Nickerson and Floerke shall report directly to Mr. Gary Heminger.

Exhibit 10.1

EXECUTION VERSION

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of July 11, 2015, is entered into by and among MPLX LP, a Delaware limited partnership (“Parent”), MPLX GP LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), and Sapphire Holdco LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub” and, with Parent and Parent GP, the “Parent Entities”), and each of the Persons set forth on Schedule A hereto (each, a “Unitholder”). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, each Unitholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act, including all securities as to which such Person has the right to acquire, without regard to the 60-day period set forth in such rule) of the number of Common Units set forth opposite such Unitholder’s name on Schedule A (all such units set forth on Schedule A next to the Unitholder’s name, together with any Common Units that are hereafter issued to or otherwise directly or indirectly acquired or beneficially owned by any Unitholder prior to the occurrence of the Termination Date (as defined below) under this Agreement with respect to such Unitholder, being referred to herein as the “Subject Units”); and

WHEREAS, concurrently with the execution and delivery hereof, the Parent Entities, Marathon Petroleum Corporation, a Delaware corporation and the ultimate parent of Parent GP, and MarkWest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), are entering into an Agreement and Plan of Merger (as it may be amended pursuant to the terms thereof, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Partnership, upon the terms and subject to the conditions set forth therein (the “Merger”) in accordance with the DRULPA, whereby each issued and outstanding Common Unit will be converted into the right to receive the consideration set forth in the Merger Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO VOTE

1.1. Agreement to Vote. Subject to the terms of this Agreement, each Unitholder hereby irrevocably and unconditionally agrees that, until the Termination Date with respect to such Unitholder, at any annual or special meeting of the unitholders of the Partnership, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the unitholders of the Partnership, such Unitholder shall, in each case to the fullest extent that such Unitholder’s Subject Units are entitled to vote thereon, and unless otherwise directed in writing by Parent: (a) appear at each such meeting or otherwise cause all such Subject Units to be counted as present thereat for purposes of determining a quorum; and (b) vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Units (i) in favor of the (A) approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and, (B) without limitation of the preceding clause (A), approval of any proposal to adjourn or postpone the Partnership Unitholders Meeting to a later date if there are not sufficient votes for approval and adoption of the Merger Agreement on the date on which the Partnership Unitholders Meeting is held; and (ii) against any Alternative Proposal and against any other action, agreement or transaction involving the Partnership that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone, discourage or otherwise impair the consummation of the Merger or the other transactions contemplated by the Merger Agreement; and (iii) against any other action or agreement that would result in a breach of any obligation of the Partnership in the Merger Agreement. Each Unitholder shall retain at all times the right to vote the Subject Units in such Unitholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Partnership’s unitholders generally.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE UNITHOLDERS

Each Unitholder represents and warrants, on its own account with respect to the Subject Units, to the Parent Entities as to such Unitholder on a several basis, that:

2.1. Authorization; Binding Agreement. Such Unitholder is duly organized and validly existing in good standing under the Laws of the jurisdiction in which it is incorporated or constituted and the consummation of the transactions contemplated hereby are within such Unitholder’s entity powers and have been duly authorized by all necessary entity actions on the part of such Unitholder, and such Unitholder has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Unitholder and constitutes a valid and binding obligation of such Unitholder enforceable against such Unitholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

2.2. Non-Contravention. Neither the execution and delivery of this Agreement by such Unitholder nor the consummation by such Unitholder of the transactions contemplated hereby, nor compliance by such Unitholder with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws (or other similar governing documents), (ii) (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to such Unitholder or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, such Unitholder under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation, to which such Unitholder is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any asset of such Unitholder, except, in the case of clauses (ii)(x), (ii)(y) and (iii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations, Liens, purchases or acquisitions as, individually or in the aggregate, would not prevent or materially impair the consummation of the transactions contemplated hereby.

2.3. Ownership of Subject Units; Total Units. Such Unitholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act, including all securities as to which such Person has the right to acquire, without regard to the 60-day period set forth in such rule) of all such Unitholder’s Subject Units and has good and marketable title to all such Subject Units free and clear of any Liens, except for any such Lien that may be imposed pursuant to (i) this Agreement, (ii) the Partnership Agreement and (iii) any applicable restrictions on transfer under the Securities Act or any state securities law (collectively, “Permitted Liens”). The Common Units listed on Schedule A opposite such Unitholder’s name constitute all of the Common Units beneficially owned by such Unitholder as of the date hereof.

2.4. Voting Power. Such Unitholder has full voting power with respect to all such Unitholder’s Subject Units, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Unitholder’s Subject Units. None of such Unitholder’s Subject Units are subject to any unitholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Units, except as provided hereunder.

2.5. Absence of Litigation. With respect to such Unitholder, as of the date hereof, there is no Proceeding pending against, or, to the actual knowledge of such Unitholder, threatened in writing against such Unitholder or any of such Unitholder’s properties or assets (including any Subject Units beneficially owned by such Unitholder) before or by any Governmental Authority that could reasonably be expected to prevent or materially delay or impair the consummation by such Unitholder of the transactions contemplated by this Agreement or otherwise materially impair such Unitholder’s ability to perform its obligations hereunder.

2.6. Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission from the Parent Entities or the Partnership in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Unitholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES

The Parent Entities represent and warrant to the Unitholders that:

3.1. Organization and Qualification. Each of the Parent Entities is a duly organized and validly existing entity in good standing under the Laws of the jurisdiction of its organization. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

3.2. Authority for this Agreement. Each of the Parent Entities has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent Entities have been duly and validly authorized by all necessary entity action on the part of each of the Parent Entities, and no other entity proceedings on the part of the Parent Entities are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by the Parent Entities and, assuming the due authorization, execution and delivery by the Unitholders, constitutes a legal, valid and binding obligation of each of the Parent Entities, enforceable against each of the Parent Entities in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

ARTICLE IV

MISCELLANEOUS

4.1. Documentation and Information. Such Unitholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law (provided that reasonable notice of any such disclosure will be provided to Parent). Such Unitholder consents to and hereby authorizes the Parent Entities and the Partnership to publish and disclose in all documents and schedules filed with the SEC or other Governmental Authority or applicable securities exchange, to the extent Parent determines such filing is required by applicable Law or regulation, and any press release or other disclosure document that the Parent Entities reasonably determine to be necessary or advisable in connection with the Merger and any other transactions contemplated by the Merger Agreement, such Unitholder’s identity and ownership of the Subject Units, the existence of this Agreement and the nature of such Unitholder’s commitments and obligations under this Agreement, and such Unitholder acknowledges that the Parent Entities and the Partnership may, in their respective sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange; however, prior to the release of any press release or the inclusion in any narrative summary in a public filing that references any Unitholder, Parent shall provide such Unitholder with a copy of such filing or press release and shall use its commercially reasonable efforts to provide such copy to such Unitholder no less than 48 hours prior to the release or filing of same, and such Unitholder shall have an opportunity to review and approve any reference to the Unitholder contained therein. If Unitholder fails to respond within the 48-hour time period (or such shorter time period, if applicable), the reference to such Unitholder shall be deemed to be approved. For the avoidance of doubt, no consent of the Unitholder shall be required to file and accurately describe contracts to which any Unitholder is a party or is otherwise referenced therein in compliance with Parent’s reporting obligations under the Securities Exchange Act of 1934. Such Unitholder agrees to promptly give Parent and the Partnership any information it may reasonably require for the preparation of any such disclosure documents, and such Unitholder agrees to promptly notify Parent and the Partnership, as applicable, of any required corrections with respect to any written information supplied by such Unitholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

4.2. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and will be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in Section 8.9 of the Merger Agreement or facsimile at the facsimile telephone number specified in Section 8.9 of the Merger Agreement, in either case, prior to 5:00 p.m. (New York City time) on a Business Day and, in each case, a copy is sent on such Business Day by nationally recognized overnight courier service, (b) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in Section 8.9 of the Merger Agreement or facsimile at the facsimile telephone number specified in Section 8.9 of the Merger Agreement, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (c) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (a) and (b) above), or (d) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications will be as set forth (i) if to any Parent Entity, to the address or facsimile number set forth in Section 8.9 of the Merger Agreement and (ii) if to a Unitholder, to such Unitholder’s address or facsimile number set forth on a signature page hereto, or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to each other party hereto.

4.3. Termination. This Agreement shall terminate automatically with respect to a Unitholder, without any notice or other action by any Person, upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the entry without the prior written consent of such Unitholder into any amendment or modification to the Merger Agreement or any waiver of any of the Partnership’s rights under the Merger Agreement, in each case, that results in a decrease in the Exchange Ratio or Cash Consideration (in each case, as defined in the Merger Agreement on the date hereof), or (d) the mutual written consent of Parent and such Unitholder (the date of termination with respect to any Unitholder being referred to herein as the “Termination Date”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 4.3 shall relieve any party from liability for any breach of this Agreement prior to termination hereof and (y) the provisions of this Article Iv shall survive any termination of this Agreement.

4.4. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right.

4.5. Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

4.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment will relieve Parent, Parent GP or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 4.6 will be null and void.

4.7. Counterparts. This Agreement may be executed in counterparts (each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement) and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

4.8. Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with Schedule A, and the other documents and certificates delivered pursuant hereto, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) will not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder.

4.9. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. The parties hereto further agree that the mailing by certified or registered mail, return receipt requested, (i) if to any Parent Entity, to the address or facsimile number set forth in Section 8.9 of the Merger Agreement and (ii) if to a Unitholder, to such Unitholder’s address set forth on a signature page hereto, or to such other address as such party may hereafter specify for the purpose by notice to each other party hereto, of any process required by any such court will constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

4.10. Specific Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 4.10 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

4.11. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

4.12. Interpretation.

(a) The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

4.13. Further Assurances. Each Unitholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform its obligations under this Agreement.

4.14. Unitholder Obligation Several and Not Joint. The obligations of each Unitholder hereunder shall be several and not joint, and no Unitholder shall be liable for any breach of the terms of this Agreement by any other Unitholder.

[Remainder of Page Intentionally Left Blank. Signature Pages Follow.]

The parties are executing this Agreement on the date set forth in the introductory clause.

PARENT:

MPLX LP

By:	MPLX GP LLC,
its general partner

By:	/s/ Gary R. Heminger
Name:	G.R. Heminger
Title:	Chairman and Chief Executive Officer

PARENT GP:

MPLX GP LLC

By:	/s/ Gary R. Heminger
	Name:	G.R. Heminger
	Title:	Chairman and Chief Executive Officer

MERGER SUB:

SAPPHIRE HOLDCO LLC

By:	/s/ Pamela K.M. Beall
Name:	P.K.M. Beall
Title:	President

[Signature Page to Voting Agreement]

UNITHOLDER

M&R MWE LIBERTY, LLC

By:	/s/ John T. Raymond
Name:	John T. Raymond
Title:	Chief Executive Officer and Managing Partner

[Signature Page to Voting Agreement]

Schedule A

Name of Unitholder	Number of Common Units

M&R MWE Liberty, LLC	7,352,691

Schedule A

Exhibit 10.2

EXECUTION VERSION

LOCK-UP AGREEMENT

This LOCK-UP AGREEMENT (this “Agreement”), dated as of July 11, 2015, is entered into by and among MPLX LP, a Delaware limited partnership (“Parent”), MPLX GP LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), Sapphire Holdco LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub” and, with Parent and Parent GP, the “Parent Entities”), MarkWest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), EMG Utica, LLC, a Delaware limited liability company (“EMG Utica”), EMG Utica Condensate, LLC, a Delaware limited liability company (“EMG Condensate”), and each of the Persons set forth on Schedule A hereto (each, a “Unitholder”). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, each Unitholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act, including all securities as to which such Person has the right to acquire, without regard to the 60-day period set forth in such rule) of the number of Common Units and Class B Units set forth opposite such Unitholder’s name on Schedule A; and

WHEREAS, concurrently with the execution and delivery hereof, the Parent Entities, Marathon Petroleum Corporation, a Delaware corporation and the ultimate parent of Parent GP, and the Partnership are entering into an Agreement and Plan of Merger (as it may be amended pursuant to the terms thereof, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Partnership, upon the terms and subject to the conditions set forth therein (the “Merger”) in accordance with the DRULPA, whereby each issued and outstanding Common Unit and Class B Unit will be converted into the right to receive the consideration set forth in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

CLASS B CONVERSION; COMMON UNIT TRANSFERS; REGISTRATION RIGHTS

1.1. Class B Conversion. Subject to the terms of this Agreement, the Partnership hereby agrees that, in connection with the Merger, it will not make a Partnership Fundamental Change Election (as such term is defined in the Partnership Agreement), and each Unitholder hereby agrees that, in connection with the Merger, it will not make a Class B Fundamental Change Election (as such term is defined in the Partnership Agreement). The parties hereto hereby acknowledge that, subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time each Class B Unit held by the Unitholders as of immediately prior to the Effective Time will be converted into the right to receive one Parent Class B Unit. It is understood and agreed that the Parent Class B Units will be a new class of units of Parent, with each series thereof containing substantially similar rights and obligations, including in respect of transfer restrictions and conversion rights as those of each series of Class B

Units; provided, however, that (i) there shall be no transfer restrictions on (and Section 1.2 shall not apply to) any Parent Units issued upon the conversion of the Parent Class B Units and (ii) each Parent Class B Unit shall be convertible into 1.09 Parent Units plus an amount in cash equal to the Cash Consideration. Each Unitholder agrees that the Parent Class B Units constitute “Equivalent Securities” within the meaning of Section 5.7(i) of the Partnership Agreement.

1.2. Parent Unit Transfer Restrictions. Subject to the terms of this Agreement, each Unitholder agrees that, without Parent’s prior written consent, such Unitholder will not Transfer, in the six-month period immediately following the Closing Date, any Parent Units received by it in connection with the Merger; provided that such restriction shall not prevent any Unitholder from Transferring any Parent Units in private sales, “block trades” or similar transactions, so long as no such transaction is an open market transaction or directly results in wide distribution of Parent Units. From and after the date that is six months following the Closing Date, there shall be no restrictions on Transfer applicable to the Parent Units held by the Unitholders and Parent shall take such actions as any Unitholder may reasonably request to evidence the fact that such Parent Units are freely transferable. Parent shall promptly direct its transfer agent to remove the notation of a restrictive legend in such Unitholder’s certificates evidencing the Parent Units or the book-entry account maintained by the transfer agent, and the Parent shall bear all costs associated therewith, so long as such Unitholder or its permitted assigns provide to the Parent any information the Parent deems reasonably necessary to determine that the legend is no longer required under the Securities Act or applicable state laws, including (if there is no effective registration statement) a certification that the Unitholder is not an Affiliate of the Parent and regarding the length of time the Parent Units have been held. Parent shall also direct the transfer agent to permit the transfer of the Parent Units to the Unitholder’s brokerage account. For purposes of this Agreement, “Transfer” shall mean a transaction by which a Unitholder directly or indirectly assigns a Parent Unit to another Person, and includes (a) a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by operation of Law or otherwise and (b) entry into any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another Person, in whole or in part, any of the economic consequences of ownership of such Parent Unit.

1.3. Registration Rights. Parent and the Unitholders hereby agree that, prior to the Closing, Parent and the Unitholders will enter into a registration rights agreement pursuant to which the Unitholders will obtain substantially similar registration rights in respect of the Parent Units received by the Unitholders in connection with the Merger as those applicable to such Unitholders’ Common Units as of the date hereof; provided, however, that the Effectiveness Period (as such term is defined in the Partnership Registration Rights Agreement) shall expire on November 1, 2019, rather than July 1, 2019.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE UNITHOLDERS

Each Unitholder represents and warrants, on its own account with respect to the Common Units and Class B Units held by it, to the Parent Entities and the Partnership as to such Unitholder on a several basis, that:

2.1. Authorization; Binding Agreement. Such Unitholder is duly organized and validly existing in good standing under the Laws of the jurisdiction in which it is incorporated or constituted and the consummation of the transactions contemplated hereby are within such Unitholder’s entity powers and have been duly authorized by all necessary entity actions on the part of such Unitholder, and such Unitholder has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Unitholder and, assuming the due authorization, execution and delivery by the Partnership and the Parent Entities, constitutes a valid and binding obligation of such Unitholder, enforceable against such Unitholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

2.2. Non-Contravention. Neither the execution and delivery of this Agreement by such Unitholder nor the consummation by such Unitholder of the transactions contemplated hereby, nor compliance by such Unitholder with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws (or other similar governing documents), (ii) (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to such Unitholder or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, such Unitholder under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation, to which such Unitholder is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any asset of such Unitholder, except, in the case of clauses (ii)(x), (ii)(y) and (iii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations, Liens, purchases or acquisitions as, individually or in the aggregate, would not prevent or materially impair the consummation of the transactions contemplated hereby.

2.3. Ownership of Units; Total Units. Such Unitholder is the record and beneficial owner of all Common Units and Class B Units listed opposite such Unitholder’s name on Schedule A and has good and marketable title to all such Common Units and Class B Units free and clear of any Liens, except for any such Lien that may be imposed pursuant to (i) the Partnership Agreement and (ii) any applicable restrictions on transfer under the Securities Act or any state securities law (collectively, “Permitted Liens”). The Common Units and Class B Units listed on Schedule A opposite such Unitholder’s name constitute all of the Common Units and Class B Units respectively, beneficially owned by such Unitholder as of the date hereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

The Partnership represents and warrants to the Unitholders and the Parent Entities that:

3.1. Organization and Qualification. The Partnership is a duly organized and validly existing entity in good standing under the Laws of the jurisdiction of its organization.

3.2. Authority for this Agreement. The Partnership has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Partnership has been duly and validly authorized by all necessary entity action on the part of the Partnership, and no other entity proceedings on the part of the Partnership are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by the Partnership and, assuming the due authorization, execution and delivery by the Unitholders and the Parent Entities, constitutes a legal, valid and binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES

The Parent Entities represent and warrant to the Unitholders and the Partnership that:

4.1. Organization and Qualification. Each of the Parent Entities is a duly organized and validly existing entity in good standing under the Laws of the jurisdiction of its organization. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

4.2. Authority for this Agreement. Each of the Parent Entities has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent Entities have been duly and validly authorized by all necessary entity action on the part of each of the Parent Entities, and no other entity proceedings on the part of the Parent Entities are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by the Parent Entities and, assuming the due authorization, execution and delivery by the Unitholders and the Partnership, constitutes a legal, valid and binding obligation of each of the Parent Entities, enforceable against each of the Parent Entities in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

ARTICLE V

COVENANTS

5.1. Additional Matters. As promptly as reasonably practicable, but in any event prior to the consummation of the Merger, the parties hereto shall take all actions as are necessary and appropriate to effect the matters set forth on Schedule B hereto.

ARTICLE VI

MISCELLANEOUS

6.1. Documentation and Information. Such Unitholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent and the Partnership (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law (provided that reasonable notice of any such disclosure will be provided to Parent and the Partnership). Such Unitholder consents to and hereby authorizes the Parent Entities and the Partnership to publish and disclose in all documents and schedules filed with the SEC or other Governmental Authority or applicable securities exchange, to the extent Parent determines such filing is required by applicable Law or regulation, and any press release or other disclosure document that the Parent Entities reasonably determine to be necessary or advisable in connection with the Merger and any other transactions contemplated by the Merger Agreement, such Unitholder’s identity and ownership of the Common Units and Class B Units set forth on Schedule A hereto, the existence of this Agreement and the nature of such Unitholder’s commitments and obligations under this Agreement, and such Unitholder acknowledges that the Parent Entities and the Partnership may, in their respective sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange. Such Unitholder agrees to promptly give Parent and the Partnership any information it may reasonably require for the preparation of any such disclosure documents, and such Unitholder agrees to promptly notify Parent and the Partnership, as applicable, of any required corrections with respect to any written information supplied by such Unitholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

6.2. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and will be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in Section 8.9 of the Merger Agreement or facsimile at the facsimile telephone number specified in Section 8.9 of the Merger Agreement, in either case, prior to 5:00 p.m. (New York City time) on a Business Day and, in each case, a copy is sent on such Business Day by nationally recognized overnight courier service, (b) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in Section 8.9 of the Merger Agreement or facsimile at the facsimile telephone number specified in Section 8.9 of the Merger Agreement, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (c) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (a) and (b) above), or (d) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications will be as set forth (i) if to any Parent Entity or the Partnership, to the address or facsimile number set forth in Section 8.9 of the Merger Agreement and (ii) if to a Unitholder, to such Unitholder’s address or facsimile number set forth on a signature page hereto, or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to each other party hereto.

6.3. Termination. This Agreement shall terminate automatically with respect to a Unitholder, without any notice or other action by any Person, upon the valid termination of the Merger Agreement in accordance with its terms. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 6.3 shall relieve any party from liability for any breach of this Agreement prior to termination hereof and (y) the provisions of this Article VI shall survive any termination of this Agreement.

6.4. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right.

6.5. Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

6.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment will relieve Parent, Parent GP or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 6.6 will be null and void.

6.7. Counterparts. This Agreement may be executed in counterparts (each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement) and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

6.8. Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with Schedule A, and the other documents and certificates delivered pursuant hereto, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) will not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder.

6.9. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. The parties hereto further agree that the mailing by certified or registered mail, return receipt requested, (i) if to any Parent Entity or the Partnership, to the address or facsimile number set forth in Section 8.9 of the Merger Agreement and (ii) if to a Unitholder, to such Unitholder’s address set forth on a signature page hereto, or to such other address as such party may hereafter specify for the purpose by notice to each other party hereto, of any process required by any such court will constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.10. Specific Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 6.10 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

6.11. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

6.12. Interpretation.

(a) The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

6.13. Further Assurances. Each Unitholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform its obligations under this Agreement.

6.14. Unitholder Obligation Several and Not Joint. The obligations of each Unitholder hereunder shall be several and not joint, and no Unitholder shall be liable for any breach of the terms of this Agreement by any other Unitholder.

[Remainder of Page Intentionally Left Blank. Signature Pages Follow.]

The parties are executing this Agreement on the date set forth in the introductory clause.

PARENT:

MPLX LP

By:	MPLX GP LLC,
its general partner

By:	/s/ Gary R. Heminger
Name:	G.R. Heminger
Title:	Chairman and Chief Executive Officer

PARENT GP:

MPLX GP LLC

By:	/s/ Gary R. Heminger
	Name:	G.R. Heminger
	Title:	Chairman and Chief Executive Officer

MERGER SUB:

SAPPHIRE HOLDCO LLC

By:	/s/ Pamela K.M. Beall
Name:	P.K.M. Beall
Title:	President

PARTNERSHIP:

MARKWEST ENERGY PARTNERS, L.P.,

By:	MARKWEST ENERGY GP, L.L.C.,
its general partner

By:	/s/ Frank M. Semple
Name:	Frank M. Semple
Title:	Chairman, President and Chief Executive Officer

EMG UTICA, LLC

By:	/s/ John T. Raymond
	Name:	John T. Raymond
	Title:	Chief Executive Officer

EMG UTICA CONDENSATE, LLC

By:	/s/ John T. Raymond
	Name:	John T. Raymond
	Title:	Chief Executive Officer

UNITHOLDER

M&R MWE LIBERTY, LLC

By:	/s/ John T. Raymond
	Name:	John T. Raymond
	Title:	Chief Executive Officer and Managing Partner

Exhibit 99.1

MPLX LP and MarkWest Energy Partners, L.P. Announce Strategic Combination, Creating Fourth-Largest MLP

•	Combination creates diversified MLP with $21 billion in market capitalization

•	MPLX affirms its anticipated distribution growth of 29 percent this year and expects a 25 percent compound annual distribution growth rate for the combined entity through 2017 with a peer-leading growth profile thereafter

•	Strong sponsor with substantial dropdown portfolio to support distribution growth

•	Complementary assets and footprint to provide significant additional growth opportunities

•	Committed to an investment grade credit profile

FINDLAY, Ohio, and DENVER, July 13, 2015 – MPLX LP (NYSE: MPLX) and MarkWest Energy Partners, L.P. (NYSE: MWE) (MarkWest) today announced they have signed a definitive merger agreement whereby MarkWest would become a wholly owned subsidiary of MPLX. The merger would be a unit-for-unit transaction, generally expected to be tax-free, plus a one-time cash payment to MarkWest unitholders, that implies a total enterprise value for MarkWest of approximately $20 billion, including the assumption of debt of approximately $4.2 billion, as of the close of trading on Friday, July 10, 2015.

Under the terms of the merger agreement, which was unanimously approved by the boards of directors of the general partners of MPLX and MarkWest, the common unitholders of MarkWest would receive 1.09 MPLX common units and a one-time cash payment of approximately $3.37 per MarkWest common unit, for total consideration of $78.64 per MarkWest common unit, based on fully diluted units currently outstanding and the closing price of MPLX’s units on July 10, 2015. MPLX’s sponsor, Marathon Petroleum Corporation (NYSE: MPC), would contribute $675 million of cash to MPLX to fund the one-time cash payment. In addition to the attractive premium of 32 percent based on the July 10, 2015, closing price of $59.75, MarkWest unitholders would participate in the combined partnership’s projected peer-leading distribution growth.

The proposed transaction combines the nation’s second-largest processor of natural gas and largest processor and fractionator in the Marcellus and Utica shale plays with a rapidly growing crude oil and refined products logistics partnership sponsored by MPC. The combination would create the fourth-largest master limited partnership (MLP) based on a market capitalization of $21 billion. MPLX Chairman and Chief Executive Officer Gary R. Heminger said that as part of the combination, MPLX affirms its anticipated distribution growth of 29 percent this year and expects a 25 percent compound annual distribution growth rate for the combined entity through 2017, with the capacity to support a peer-leading distribution growth profile for an extended period of time thereafter. “Our strategic combination with MarkWest would result in a large-cap, diversified MLP with an exceptional growth profile,” Heminger said. “This transaction creates a tremendous platform for the combined partnership to continue to grow distributable cash flow and creates significant long-term value for the unitholders.”

The complementary aspects of MarkWest’s, MPLX’s and MPC’s highly diverse asset base provide significant additional opportunities across multiple segments of the hydrocarbon value chain. The combined entity would further MarkWest’s leading midstream presence in the Marcellus and Utica shales by allowing it to pursue additional dynamic midstream projects. These large-scale strategic projects will allow producer customers to achieve the highest value for their growing production in these important shale regions. In addition, the combination provides significant vertical integration opportunities, as MPC is a large consumer of natural gas liquids.

Heminger noted that MarkWest’s $1.5 billion average annual capital investment program for the next five years, coupled with the inventory of MLP-qualifying earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.6 billion at MPC, provides a clear path to the growth in distributable cash flows of the combined partnership. Additionally, incremental capital investment opportunities available to the partnership, either directly or through MPC, could double the organic growth currently planned. “MPC’s strong balance sheet and liquidity position will enable MarkWest to accelerate organic growth in some of the nation’s most economic and prolific natural gas resource plays that it may have been limited in pursuing otherwise,” Heminger said. He also affirmed MPLX’s commitment to maintain an investment grade credit profile for the combined partnership.

Frank Semple, MarkWest’s chairman, president and chief executive officer commented, “This powerful combination provides MarkWest with an investment grade balance sheet and a significant expansion of growth projects driven by MPC’s significant pipeline and refinery operations in the upper Midwest and the Gulf Coast. Our best-in-class midstream platform will provide the combined company with an extraordinary portfolio of integrated services and long-term growth opportunities.”

“This combination creates a unique new competitor in the midstream sector,” Heminger said. “We are thrilled to be joining forces with the MarkWest team, which has built a sterling reputation for customer service and its ability to execute on strategic growth projects. Frank and his management team have built one of the premier MLPs in the market today. The success of this combination centers on sustainable growth. MarkWest’s employees and management remain fundamental to that growth going forward.”

Heminger noted that the combination of MarkWest and MPLX eliminates the need for the recently proposed MPLX acquisition of MPC’s marine transportation assets in 2015. As a result, that transaction has been indefinitely deferred.

Following the completion of the transaction, MarkWest would become a wholly owned subsidiary of MPLX. The MarkWest executive team would become executive officers of MPLX in roles similar to their current responsibilities at MarkWest, reporting to Heminger, and would remain in Denver, Colo., where MPLX is committed to maintaining a significant presence. Semple will become Executive Vice Chairman of MPLX. In addition, two existing directors of MarkWest, including Semple, will be appointed to the board of directors of the general partner of MPLX and Semple will be appointed to the board of directors of MPC.

MarkWest’s Class A units, which are held by MarkWest subsidiaries, would receive newly created MPLX Class A units for each MarkWest Class A unit, and have substantially similar rights to the existing MarkWest Class A units. MarkWest’s Class B units, which are held by an affiliate of The Energy & Minerals Group (EMG), would receive newly created MPLX Class B units at a one-for-one exchange ratio and would have substantially similar rights to the existing

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MarkWest Class B units. Upon the conversion of the MPLX Class B units into MPLX common units in 2016 and 2017, the Class B unitholders would receive 1.09 MPLX common units for each MPLX Class B unit, as well as cash equal to the per unit cash consideration payable to MarkWest’s common unitholders, from the $675 million funded by MPC for the one-time cash payment. In connection with the merger, EMG, which will be the second-largest equity holder behind MPC on a pro forma basis, has entered into a voting agreement in favor of the transaction. Upon completion of the transaction, MPC would continue to own the general partner of MPLX and approximately 19 percent of MPLX’s common units.

The transaction between MPLX and MarkWest, which is subject to approval by MarkWest unitholders and to customary closing conditions and regulatory approvals, is expected to close in the fourth quarter of 2015.

Conference Call

At 9 a.m. EDT (7 a.m. MDT) today, MPLX and MarkWest will hold a joint webcast and conference call to discuss this transaction. Interested parties may listen to the conference call by dialing (800) 475-0218 (passcode 9298228), access via webcast on MPLX’s website at http://www.mplx.com/ by clicking on the “Conference Call July 13” link in the “News and Headlines” section, or access via webcast on the MarkWest website at http://www.markwest.com by accessing the “Presentations & Webcasts” link located under the Investor Relations section. A replay of the conference call will be accessible on the MPLX and MarkWest websites, or by dialing (866) 347-5803 (no passcode required).

UBS Investment Bank acted as financial advisor and Jones Day acted as legal advisor to MPLX in connection with the transaction. Jefferies LLC acted as financial advisor and Cravath, Swaine & Moore LLP acted as legal advisor to MarkWest in connection with the transaction.

###

About MPLX LP

MPLX is a fee-based, growth-oriented master limited partnership formed in 2012 by Marathon Petroleum Corporation to own, operate, develop and acquire pipelines and other midstream assets related to the transportation and storage of crude oil, refined products and other hydrocarbon-based products. Headquartered in Findlay, Ohio, MPLX’s assets consist of a 99.5 percent equity interest in a network of common carrier crude oil and products pipeline assets located in the Midwest and Gulf Coast regions of the United States and a 100 percent interest in a butane storage cavern located in West Virginia with approximately 1 million barrels of natural gas liquids storage capacity.

About MarkWest Energy Partners

MarkWest Energy Partners, L.P. is a master limited partnership that owns and operates midstream service businesses. MarkWest has a leading presence in many natural gas resource plays including the Marcellus Shale, Utica Shale, Huron/Berea Shale, Haynesville Shale, Woodford Shale and Granite Wash formation.

MPLX Investor Relations Contacts:

Geri Ewing (419) 421-2071

Teresa Homan (419) 421-2965

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MPLX Media Contacts:

Chuck Rice (419) 421-2521

Jamal Kheiry (419) 421-3312

MarkWest Investor Relations and Media Contact:

Joshua Hallenbeck (866) 858-0482

This press release contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”), Marathon Petroleum Corporation (“MPC”), and MarkWest Energy Partners, L.P. (“MWE”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC, MPLX and MWE. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” “objective,” “expect,” “forecast,” “plan,” “project,” “potential,” “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or MWE’s actual results to differ materially from those in the forward-looking statements include: their ability to complete the proposed merger of MPLX and MWE on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the MPLX/MWE transaction based on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the MPLX/MWE transaction; the risk that the costs savings and any other synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of their respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and execute their respective business plans; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC’s obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to their industry; and the factors set forth under the heading “Risk Factors” in MPLX’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading “Risk Factors” in MWE’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC. Factors that could cause MPC’s actual results to differ materially from those in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX

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earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX’s Form 10-K are available on the SEC website, MPLX’s website at http://ir.mplx.com or by contacting MPLX’s Investor Relations office. Copies of MPC’s Form 10-K are available on the SEC website, MPC’s website at http://ir.marathonpetroleum.com or by contacting MPC’s Investor Relations office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.

None of MPLX, MPC, or MWE undertake any duty to update any forward-looking statement except as required by law.

Additional Information

This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC and will include a proxy statement of MWE. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary.

Participants in Solicitation

MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April 23, 2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents, when available, may be obtained free of charge from MPLX or MWE using the contact information above.

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Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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MPLX ENERGY LOGISTICS

MARKWEST Energy Partners, L.P.

MPLX and MarkWest Strategic Combination July 13, 2015 Exhibit 99.2

MPLX ENERGY LOGISTICS

MARKWEST Energy Partners, L.P.

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This press release contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”), Marathon Petroleum Corporation
(“MPC”), and MarkWest Energy Partners, L.P. (“MWE”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC, MPLX and MWE. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,”
"objective," “expect,” “forecast,” "plan," “project,” "potential," “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX's or MWE’s actual results to differ materially from those in the forward-
looking statements include: their ability to complete the proposed merger of MPLX and MWE on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the MPLX/MWE transaction based on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the MPLX/MWE transaction; the risk that the costs savings and any other synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of their respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and execute their respective business plans; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to their industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC. Factors that could cause
MPC’s actual results to differ materially from those in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger;
changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment;
MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX's
Form 10-K are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations Office. Copies of MWE’s Form 10-K are
available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.
None of MPLX, MPC, or MWE undertake any duty to update any forward-looking statement except as required by law.
Forward-Looking Statements

MPLX ENERGY LOGISTICS
MARKWEST Energy Partners, L.P.

Additional Information
3
Non-GAAP Financial Measures
Adjusted EBITDA and Net Operating Margin are non-GAAP financial measures provided in this presentation. Reconciliation to the nearest GAAP financial measure is included in the Appendix to this presentation. Adjusted EBITDA is not defined by GAAP and should not be considered in isolation or as an alternative to net income or other financial measures prepared in accordance with GAAP.
Additional Information
This communication may be deemed to be solicitation material in respect of the proposed transaction.  In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC and will include a proxy statement of MARKWEST ENERGY PARTNERS, L.P. (“MWE”).  INVESTORS AND
SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,
INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE,
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or
1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary.
Participants in Solicitation
MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger.
Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, and
MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April
23, 2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the
SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents, when available, may be obtained free of charge from MPLX or MWE using the contact information above.
Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

MPLX ENERGY LOGISTICS
MARKWEST Energy Partners, L.P.

$\geq$

MPLX ENERGY LOGISTICS
MARKWEST Energy Partners, L.P.

Powerful Strategic Combination
Creates a large-cap, diversified MLP with a very attractive distribution growth profile for an extended period of time
–
MPLX affirms 2015 anticipated distribution growth guidance of 29%
–
Combined
partnership
expects
compound
annual
distribution
growth
rate
of
25%
through 2017 with a peer-leading growth profile thereafter
–
Strong sponsor with substantial dropdown portfolio to support distribution growth
Significant joint growth opportunities
Substantial benefits for MWE, MPLX and MPC equity owners
–
Attractive premium for MWE unitholders
–
Combines MWE's robust organic growth opportunities with MPC’s financial strength
Committed to investment grade credit profile for combined partnership
MWE’s management brings a proven track record of executing organic growth to support strong customer relationships
4

MPLX ENERGY LOGISTICS
MARKWEST Energy Partners, L.P.

Transaction Structure and Terms
Merger
Consideration
Other
Transaction
Structure
MWE common unitholders
will receive 1.09 MPLX common units for each MWE common unit
–
MWE’s ~8 MM Class B units will convert to ~8 MM newly-created MPLX Class B units with substantially
equivalent
rights
1
MPC will contribute $675 MM of cash, or approximately $3.37 per MWE unit, to MPLX to be paid to
MWE
common
and
Class
B
unitholders
as
additional
consideration
2
Implies total consideration of $78.64 per MWE unit, or a 32% premium based on 7/10/15 closing price of MPLX units
MPLX will assume all of MWE’s cash and the ~$4.2 B of debt outstanding at closing
Two MWE representatives to be added to MPLX board; one MWE representative to be added to
MPC board
Subject to MWE unitholder vote
Subject to regulatory approval and other customary conditions
Expected to close in Q4'15
Combination of MWE and MPLX in a generally tax-free unit-for-unit transaction, plus a one-time cash payment to MWE unitholders
Fixed exchange ratio
Pro Forma
Ownership
MPC retains control through continued 2% ownership of GP interest
MPC ~21%, MPLX unitholders ~8%, MWE unitholders ~71%
Notes:
1
Convertible in 2016 and 2017 at a ratio of 1.09 MPLX common units for each Class B unit
2
$3.37 cash consideration per MWE unit calculated on approximately 200.1 MM fully-diluted MWE common units outstanding, including approximately 8 MM MWE Class B units, outstanding as of 7/10/15. The cash consideration of $675 MM is a fixed amount and will not increase as additional units are issued by MWE between announcement and closing
Pro Forma
Leverage
Target leverage of ~4x Debt / Adjusted EBITDA
MPLX will be managed to support an investment grade credit profile
5

MARATHON
79% LP
MPLX ENERGYLOGISTICS
MPLX ENERGYLOGISTICS
MARKWEST Energy Partners, L.P.

MPLX ENERGYLOGISTICS
MARKWEST Energy Partners, L.P.

Pro Forma Organizational Structure
MWE will operate as a
standalone business within
MPLX:
–
Existing MWE leadership will
become executive officers at
MPLX in roles similar to current
responsibilities
–
MWE will remain operator of
natural gas / NGL platform, which
maintains existing customer
relationships
–
Offices in Denver will remain
–
MPLX board to be expanded to
include two MWE representatives,
including Frank Semple
Pro Forma Organizational Structure
6
Public
Gathering, Processing,
Fractionation & NGL
Transportation
Crude & Refined Product
Transportation &
Logistics
MPC
MPLX
19% LP
2% GP / IDR

KEYSTONE
9 FACILITIES
HOPEDALE &
CONDENSATE
4 FACILITIES
FOX
2 FACILITIES
CADIZ
5 FACILITIES
HOUSTON
6 FACILITIES
MAJORSVILLE
8 FACILITIES
SENECA
4 FACILITIES
MOBLEY
6 FACILITIES
SHERWOOD
8 FACILITIES
Rich Utica
Rich Marcellus
OHIO
PENNSYLVANIA
WEST VIRGINIA
Mahoning
Columbiana
Beaver
Butler
Hancock
Jefferson
Tuscarawas
Brooke
Ohio
Belmont
Marshall
Noble
Monroe
Wetzel
Tyler
Doddridge
Ritchie
MWE Marcellus Planned Facility
MWE Marcellus Current Facility
MWE Utica Planned Facility
MWE Utica Current Facility

MPLX ENERGY LOGISTICS
MARKWEST Energy Partners, L.P.

MWE Has the Premier Position in Marcellus / Utica
Second largest natural gas processor
and the fourth largest fractionator of
NGLs in the U.S.
Extensive long-term producer
partnerships with Marcellus & Utica
area dedications of 7.7 million acres
Processes and fractionates
approximately three quarters of
growing production from rich-gas
areas in the Northeast
Operates 34 processing and
fractionation facilities in the Marcellus
& Utica shales and has 18 additional
facilities currently under construction
–
7 of the top 10 processing complexes
will be owned by MWE in 2017*
–
8 of the top 14 fractionation complexes
will be owned by MWE in 2017*
7
* Source: Bentek Energy - NGL Facilities Databank as of 5.20.2015

EnergyPoint Research Inc — Rated 1st in Total Satisfaction — Midstream Services — Customer Satisfaction 2014

EnergyPoint Research Inc — Rated 1st in Operations — Midstream Services — Customer Satisfaction 2014

EnergyPoint Research Inc — Rated 1st in NGL Storage & Transportation — Midstream Services — Customer Satisfaction 2014

EnergyPoint Research Inc — Rated 1st in Marcellus — Midstream Services — Customer Satisfaction 2014

EnergyPoint Research Inc — Rated 1st in Gas & NGL Purchasing — Midstream Services — Customer Satisfaction 2014

EnergyPoint Research Inc — Rated 1st in ArkLaTex — Midstream Services — Customer Satisfaction 2014

Range Resources
Antero Resources
EQT
CONSOL Energy
noble energy
American Energy Partners
Gulfport Energy Corporation
Rice Energy
SWN Southwestern Energy
Statoil
Rex Energy
Anadarko
Chesapeake Energy
Chevron
Newfield
XTO Energy
PDC Energy
bp
devon
Stone Energy
ConocoPhillips
EdgeMarc
CITGO
Valero
Flint Hills Resources
PennEnergy Resources, LLC
PetroQuest Energy, Inc.
MPLX Energy Logistics
MarkWest Energy Partners, L.P.

Growth Driven by Customer Satisfaction
MarkWest has received the #1 rating for total customer satisfaction in every
EnergyPoint Research survey since its inception in 2006
MarkWest has received the #1 rating for total customer satisfaction in every
EnergyPoint Research survey since its inception in 2006
8

$ Billions

$ Billions

≥

≥

MPLX ENERGY LOGISTICS

MARKWEST Energy Partners, L.P.

Pro forma MPLX
–
Best-in-Class Large Cap MLP
379 MBbl/d
fractionation
capacity
6.8 Bcf/d
processing capacity
~7,600 miles of pipelines
MPLX affirms anticipated distribution growth of 29% for
2015
Combined partnership expects distribution growth rate
of
25% through 2017, peer-leading thereafter
Strong sponsor with drop-down portfolio of $1.6 B
EBITDA to support distribution growth
Complementary assets and footprint to provide
significant additional growth opportunities
Large-Cap
MLP
Diversified
and Stable
Cash Flows
Top-Tier
Growth
Profile
Strategic
Sponsor
MPC is a Fortune 25 company with a $35 B enterprise value
Investment grade rated with significant access to low cost of funding
2015E Adjusted EBITDA
Market Capitalization
2014A –
2017E Distribution CAGR
1.7 MMBbl/d
refining capacity
5,400 miles of pipe
Marine assets
Terminals / railcars
Fuel distribution
MPLX Pro Forma
MPC
> 90% Fee-
Based
25%
2015E Net Operating Margin
9
Notes:
1
Reflects MPLX at market price of $69.05 as of 7/10/15 and MWE at estimated transaction value less $675 MM cash component
2
Peer information based on FactSet estimates.  Pro forma MPLX Adjusted EBITDA of $1.25 B represents pro forma Adjusted EBITDA based on midpoint of management guidance range. Pro forma MPLX 2014A –
2017E distribution CAGR based on management guidance
3
Non-GAAP measure calculated as segment revenue less purchased product costs
$61
$29
$26
$21
$17
$14
$14
$9
$0
$25
$50
$75
EPD
WPZ
ETP
PF MPLX¹
PAA
EEP
SEP
OKS
$5.5
$5.4
$4.3
$2.4
$1.7
$1.7
$1.5
$1.25
$0
$2
$4
$6
ETP
EPD
WPZ
PAA
EEP
SEP
OKS
PF MPLX
14%
8%
7%
7%
6%
5%
3%
0%
10%
20%
30%
PF MPLX
WPZ
SEP
ETP
PAA
EPD
EEP
OKS
Fee-Based
POP / POL
Keep-Whole
2
2
3

Denver
Tulsa
Houston
Canonsburg
Cadiz
MARATHON
MPLX ENERGYLOGISTICS
MARKWEST Energy Partners, L.P.

MPLX ENERGYLOGISTICS

MARKWEST Energy Partners, L.P.

Strategic Geographic Footprint
MPC Refineries
MPC Owned and Part-Owned
Third Party
Asphalt/Heavy Oil Terminals
Coastal
Inland
Pipelines
MPC Owned and Operated
MPC Interest: Operated by MPC
MPC Interest: Operated by Others
Pipelines Used by MPC
Light Product Terminals
MPC Owned
Third Party
Water Supplied Terminals
Ethanol Facility
Biodiesel Facility
MarkWest
Southwest
Complex
MarkWest
Northeast
Complex
MarkWest
Marcellus
Complex
MarkWest
Offices
MarkWest
Utica
Complex
MPLX Headquarters (Findlay, OH)
Tank Farms
Butane Cavern
Barge Dock
Products Pipelines
Crude Oil Pipelines
10

MPLX ENERGY LOGISTICS
MARKWEST Energy Partners, L.P.

Significant Joint Growth Opportunities
Complementary
Integration
Potential for
Additional
Basin
Diversification
Leverages the combined assets and collective expertise
–
Gas processing / fractionation
–
Stabilizers, splitters, pipelines, terminals, trucks, barges and refineries
Strategic opportunity to create new high value products in the Marcellus and
Utica shales
Significant synergies and critical mass to deliver NGLs and refined products to East Coast markets
MPC’s financial strength and ability to incubate projects facilitates acceleration of MWE’s existing and future growth
MWE projects ~$1.5 B per year in organic capital spending for the next five years, with incremental capital investment opportunities that could double the organic growth currently planned
Enhanced ability to pursue bolt-on or large scale acquisitions as opportunities arise
Larger entity is better suited to apply core competencies in other basins and to grow in the Southwest
Positions MPLX as the "first mover" in emerging shale plays
Acceleration
of MWE's
Core Platform
Development
11

MPLX ENERGYLOGISTICS
MARKWEST Energy Partners, L.P.

Fractionation
(Houston and
Hopedale)
Significant Integration Opportunities
NGL & Condensate Supply
from Marcellus / Utica  Producers
Gas Processing
(Marcellus and
Utica)
Gas
Gathering
Condensate
Alkylation and
Gasoline Blending
East Coast /
New York Harbor
Midwest Refineries
Stabilizer
(Ohio Condensate)
Cornerstone
Pipeline
Long
Haul
Pipeline
PDH / BDH Facility
Condensate
Splitters (Canton &
Catlettsburg)
Cornerstone and
Other Pipelines
Potential Partnership
Assets
MarkWest Existing
Infrastructure
MPC Existing
Infrastructure
Canadian Diluents
Cornerstone
Other Strategic
Projects
Cornerstone and
Other Pipelines
The combination provides
significant vertical
integration opportunities
between MWE and
MPC/MPLX
Strategic projects:
–
Cornerstone Pipeline
–
Long haul pipelines
–
Utica condensate
opportunity
–
Alkylation plant
12
Midwest Refineries

MPLX ENERGYLOGISTICS
MARKWEST Energy Partners, L.P.

Access to Robust Inventory of Drop-downs
$1.6 B of MLP-Eligible EBITDA at MPC
59 MMBbL storage (tanks and caverns)
25 rail loading racks and 24 truck loading racks
7 owned and 11 non-owned docks
2 condensate splitter investments
27 owned and 2,183 leased
794 general service; 1,171 high pressure; 245 open-top hoppers
~ 5,400 miles of additional crude and products pipelines
–
Owns, leases or has an ownership interest in these pipelines
–
0.5% of MPLX Pipe Line Holdings LP
Southern Access Extension, Sandpiper and Utica investments
62 light product; ~20 MMBbL storage; 189 loading lanes
18 asphalt; ~5 MMBbL storage; 65 loading lanes
203 owned and 12 leased inland barges; 5.3 MMBbL capacity
18 owned and one leased inland towboats
20 billion gallons of fuels distribution volume
–
Existing MPC and Speedway volumes; ~17 billion gallons refined products
–
Acquisition of Hess’ retail operations added ~3 billion gallons refined products
13
Railcars
Pipelines
Terminals
Marine
Refineries
Fuels
Distribution

MPLX ENERGY LOGISTICS

MARKWEST Energy Partners, L.P.

Combination Benefits All Equity Owners
14
Very attractive premium of 32% based on 7/10/15 closing price of MPLX units; 30% based on
MWE’s
30-day
VWAP
1
Combined entity will have peer leading distribution growth
–
Cash consideration contributed by MPC largely offsets MWE’s medium-term distribution dilution
Strong sponsor enhances access to capital to fund growth projects
–
Fortune 25 company with $35 B enterprise value
–
Investment grade rating and strong free cash flow generation
–
Lower cost of capital has potential to enhance returns
–
Provides liquidity and supports MWE's $1.5 B annual capital plan
–
Enhances ability to pursue new commercial opportunities
–
Potential funding source and "incubator" for capital projects
Adds new growth platform and increases scale and diversity
Industry-leading
position
in
the
Marcellus
/
Utica,
which
is
in
MPC
/
MPLX's
“backyard“
Diversifies customer base and enhances relationships with producers
MWE brings long-term organic growth profile
Complements
Utica
investments
–
Cornerstone
Pipeline
and
build-out
projects
Enhances trading liquidity of MPLX units
Supports strategy to grow higher-valued, stable cash flow midstream business
Opportunity to capture value through numerous incremental growth projects
Expands cash flow profile of general partner
MWE
MPLX
MPC
Note:
1
Volume-weighted average price
14

MPLX ENERGYLOGISTICS
MARKWEST Energy Partners, L.P.

Q&A 15

MPLX ENERGY LOGISTICS
MARKWEST Energy Partners, L.P.

Appendix 16

≥

MPLX ENERGY LOGISTICS

MARKWEST Energy Partners, L.P.

Combines a leading natural gas gatherer, processor, and NGL fractionator with a rapidly-growing downstream / logistics company in the crude oil and refined product business
MPLX will have marquee position in the Marcellus / Utica
"First mover" advantage in other emerging shales
Significant opportunities exist on a combined basis to create value
Significant
Operational
Diversification
Coupled with
Regional Overlap
Strategic Highlights
> 90% of net operating margin is generated by long-term, fee-based contracts
Future organic growth, along with drop-downs, should continue to increase fee-based composition
Target
distribution
coverage
of
1.05x
–
1.10x
MPLX will be managed to support an investment grade credit profile
–
Businesses are primarily fee-based
–
Target leverage of ~4x Debt / Adjusted EBITDA
Investment grade sponsor with significant access to low cost of funding
Combines two attractive platforms with multiple avenues of distributable cash flow growth
Extensive organic growth project profile
Affirm 2015 anticipated distribution growth
guidance of 29%
Combined
partnership
expects
compound
annual
growth
rate
in
distributions
of
25%
through
2017
$1.6 B inventory of eligible drop-down EBITDA at MPC
Robust Growth
Profile
Creates
4
th
largest
MLP
based
on
market
capitalization
Significant operational scale with 6.8 Bcf/d of processing capacity, 379 MBbl/d fractionation capacity, and ~7,600
miles of pipeline
Increased Size
and Scale
Strong Credit
Profile
Stable Cash Flow
17

MARKWEST Energy Partners, L.P.

11% CAGR
$ / Unit

MPLX ENERGY LOGISTICS

22% CAGR
$ / Unit

MPLX ENERGY LOGISTICS
MARKWEST Energy Partners, L.P.

Proven Track Record of Delivering Results
56% distribution growth since IPO (22% CAGR)
Increased
Adjusted
EBITDA
to
$231
MM
since
IPO
3
Executed three drops totaling $1.2 B in consideration
MPC underpins fee-based, minimum volume
commitment contracts
MPC continues to be aligned with, and supportive of,
MPLX's growth
264% distribution growth since IPO (11% CAGR)
Adjusted EBITDA has grown ~160% from 2010 -
2014
Invested $11.3 B of aggregate capex from
2010 –
2015 YTD
Distribution
Since
IPO
Distribution
Since
IPO
Notes:
1
CAGR calculation assumes MQD paid in Q1 and Q2 of 2002 and actual distributions paid in Q3 and Q4 of 2002
2
At IPO represents Minimum Quarterly Distribution (MQD) annualized
3 LTM 3/31/15 Adjusted EBITDA
18
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
0.62
1.24
1.49
1.62
1.89
2.16
2.51
2.56
2.57
2.86
3.22
3.38
3.54
0.2000
0.2400
0.2800
0.3200
0.3600
0.4000
0.4400
At IPO
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
0.2625
0.2725
0.2850
0.2975
0.3125
0.3275
0.3425
0.3575
0.3825
0.4100
1
2

MPLX ENERGY LOGISTICS
MARKWEST Energy Partners, L.P.

Increased Size, Diversity and Stability
2015E Growth
Capex ($MM)
% Net Operating
Margin
Fee-Based
6
MWE
Pro Forma MPLX
LP Equity Value ($B)
Enterprise
Value
($B)
4
2015E Adjusted
EBITDA
($MM)
5
Notes:
Numbers may not sum due to rounding
1
MPLX at market as of 07/10/15
2
MWE based on transaction consideration.  See “Overview of the Transaction” for detail
3
Pro forma MPLX at market and MWE based on transaction consideration less $675 MM cash component
4
MPLX and Pro Forma MPLX Enterprise Values exclude GP equity value
5
MPLX 2015E Adjusted EBITDA does not assume future drop downs from MPC.  See appendix for non-GAAP reconciliations
6
Non-GAAP measure calculated as segment revenue less purchased product costs
MPLX
~$6
1
~$6
1
~$275
$220
~$16
2
~$20
2
$925-$1,025
$1,500-$1,900
MarkWest
~$21
3
~$26
3
$1,720-$2,120
Pro Forma MPLX
$1,200-$1,300
100%
88%
>90%
Net Debt ($B)
~$1
~$4
~$5
19

MPLX ENERGYLOGISTICS
MARKWEST Energy Partners, L.P.

Overview of the Transaction
Transaction Summary
Transaction is a 100% equity for equity exchange from
MPLX's perspective
–
MPLX LP issues common units to MWE unitholders at
a fixed exchange ratio of 1.09x
–
Equates
to
~217
million
new
units
issued
1
MPC contributes $675 MM cash to MPLX to pay additional
transaction
consideration
of
$3.37
cash/unit
1
to
MWE
unitholders
–
MPC will also contribute an additional $298 million of
cash to MPLX LP to maintain its 2% GP interest
MPLX LP expects to assume all cash and debt outstanding
at MWE
–
$4.2 B of debt and ~$152 MM of cash
No incremental debt will be issued by MPLX or MPC as
a result of the merger
MPLX intends to maintain a leverage ratio of ~4.0x  Debt /
Adjusted EBITDA going forward
Both MPC and MPLX remain committed to preserving
conservative leverage and investment grade credit ratings
Implied MWE Valuation
Sources
and
Uses
2
Notes:
1
Estimated, based on approximately 200.1 MM fully-diluted MWE common units outstanding, which includes  approximately 8.0 MM MWE Class B units outstanding at close
2
On a fully-diluted basis
Sources ($ MM)
MPLX Equity Issued to MWE
$15,061
MPLX Debt Capacity
4,220
MPC Cash Contribution
675
Total Sources
$19,956
Uses ($ MM)
MWE Equity Acquired
$15,061
MWE Debt Rolled to MPLX
4,220
Cash Consideration to MWE
675
Total Uses
$19,956
20
Equity Consideration:
Exchange Ratio
1.09x
MPLX LP Unit Price (as of 7/10/15)
$69.05
Equity Consideration / Unit
$75.26
MWE Units Outstanding

200.1
Total Equity Consideration
$15,061
Cash Contribution:
Cash Contribution by MPC
$675
MWE Units Outstanding
200.1
Cash Contribution / Unit
$3.37
Total Implied Consideration:
Consideration / Unit
$78.64
Implied MWE Equity Value
$15,736
2
2

MPLX ENERGYLOGISTICS
MARKWEST Energy Partners, L.P.

Adjusted EBITDA Reconciliations from Net Income
21
Pro Forma
MPLX
MWE
MPLX
($MM)
2015E
2015E
2015E
Net income
200
$
147
$
347
$
Less:  Net income attributable to MPC-retained interest
1

-

1

Net income attributable to MPLX LP
199
$
147
$
346
$
Plus: Net income attributable to MPC-retained interest
1

-

1

Depreciation
54

582

636

Provision for income taxes
1

(11)

(10)

Non-cash equity-based compensation
1

10

11

Net interest and other financial costs
20

214

234

Unrealized loss (gain) on derivative instruments
-

15

15

Adjustment for cash flow from unconsolidated affiliates
-

31

31

Impairment expense
-

26

26

Adjustment for non-controlling interest of consolidated subsidiaries
-

(45)

(45)

Other
-

6

6

Adjusted EBITDA
276
$
975
$
1,251
$
Less:  Adjusted EBITDA attributable to MPC-retained interest
1

-

1

Adjusted EBITDA attributable to MPLX LP
275
$
975
$
1,250
$